REPLICEL LIFE SCIENCES INC.
Suite 900 - 570 Granville Street
Vancouver, BC  V6C 3P1
Telephone: (604) 248-8730  Fax: (604) 248-8690

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 22, 2023

AND

INFORMATION CIRCULAR

August 23, 2023

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

REPLICEL LIFE SCIENCES INC.
Suite 900 - 570 Granville Street
Vancouver, BC  V6C 3P1
Telephone: (604) 248-8730  Fax: (604) 248-8690

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF REPLICEL LIFE SCIENCES INC.:

NOTICE IS HEREBY GIVEN, and that the annual general and special meeting (the "Meeting") of shareholders of RepliCel Life Sciences Inc. (the "Company") will be held at the offices of Clark Wilson LLP, Suite 900, 885 West Georgia Street, Vancouver, BC V6C 3H1 and via ZOOM, on Friday, September 22, 2023, at the hour of 2:00 p.m. (Vancouver time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial period ended December 31, 2022, and accompanying report of the auditors;

2. to appoint Mao & Ying LLP as the auditors of the Company for the financial year ending December 31, 2023 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending December 31, 2023;

3. to set the number of directors of the Company for the ensuing year at six (6);

4. to elect, individually, Andrew Schutte, R. Lee Buckler, David Hall, Peter Lewis, Gary Boddington and Jamie Mackay as the directors of the Company;

5. to consider and, if thought fit, to approve the Company's Equity Incentive Plan, including approval of a 10% rolling plan for stock options and a fixed plan of 5,436,230 common shares for performance-based awards of restricted share units, performance share units and deferred share units, all as described in the accompanying management information circular (the "Information Circular");

6. to consider and, if thought fit, to approve, an ordinary resolution of the disinterested shareholders of the Company authorizing and approving the extension of expiry date of an aggregate of 860,000 stock options granted to directors and officers on July 30, 2018 from July 30, 2023 to July 30, 2025;

7. to consider and, if thought fit, to re-approve the Shareholder Rights Plan dated as of December 8, 2020, as described in the Information Circular; and

8. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of meeting (the "Notice of Meeting").

The board of directors of the Company has fixed August 16, 2023 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered holder of common shares at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered holder of common shares of the Company and are unable to attend the Meeting, please vote by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

In view of COVID-19, the Company asks that, in considering whether to attend the Meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html).  The Company encourages Shareholders not to attend the Meeting in person if experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting via ZOOM at https://us02web.zoom.us/j/3996018128 Meeting ID: 399 601 8128.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 23rd day of August, 2023.

By Order of the Board of Directors of

REPLICEL LIFE SCIENCES INC.

"Andrew Schutte"

Andrew Schutte
President, Chief Executive Officer and Director

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

- ii -

REPLICEL LIFE SCIENCES INC.
Suite 900 - 570 Granville Street
Vancouver, BC  V6C 3P1
Telephone: (604) 248-8730  Fax: (604) 248-8690

INFORMATION CIRCULAR
August 23, 2023

INTRODUCTION

This information circular (the "Information Circular") accompanies the notice of annual general and special meeting of shareholders (the "Notice") of RepliCel Life Sciences Inc. (the "Company") and is furnished to shareholders (each, a "Shareholder") holding common shares (each, a "Share") in the capital of the Company in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the "Meeting") of the Shareholders to be held at 2:00 p.m. on Friday, September 22, 2023 at the offices of Clark Wilson LLP, Suite 900, 885 West Georgia Street, Vancouver, BC  V6C 3H1 and via ZOOM at https://us02web.zoom.us/j/3996018128 Meeting ID: 399 601 8128, or at any adjournment or postponement thereof. All references to Shareholders in this Information Circular are to registered Shareholders unless specifically stated otherwise.

Date and Currency

The date of this Information Circular is August 23, 2023. Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

COVID

In view of COVID-19, the Company asks that, in considering whether to attend the Meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html).  The Company encourages Shareholders not to attend the Meeting in person if experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting via ZOOM at https://us02web.zoom.us/j/3996018128 Meeting ID: 399 601 8128.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. Each Shareholder is entitled to one vote for each Share that such Shareholder holds on August 16, 2023 (the "Record Date") on the resolutions to be voted upon at the Meeting, and any other matter to properly come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are proposed directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

The Shareholder may vote by mail, by telephone or via the Internet by following instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. The Chairman of the Meeting, in his sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

Each Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by his, her or its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his, her or its broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his, her or its Shares.

Beneficial Shareholders consist of non-objecting beneficial owners and objecting beneficial owners. A non-objecting beneficial owner is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators. An objecting beneficial owner means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Company is sending proxy-related materials directly to non-objecting beneficial owners of the Shares. The Company will not pay for the delivery of proxy-related materials to objecting beneficial owners of the Shares under NI 54-101 and Form 54-107F1 - Request for Voting Instructions Made by Intermediarty. The objecting beneficial owners of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value and an unlimited number of preference shares without par value. As of the Record Date, determined by the board of directors of the Company (the "Board") to be the close of business on the Record Date, a total of 65,001,560 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement thereof.

At the Meeting, the votes of holders of Shares will be aggregated on all matters to be approved at the Meeting. To the knowledge of the directors or executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to the Shares, other than as set forth below:

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Shares(1)
Andrew Schutte	17,401,616(2)	26.77%
Jamie MacKay	10,034,537(3)	15.44%

(1) Based on 65,001,560 Shares issued and outstanding as of August 16, 2023.

(2) Does not include: (i) 303,030 Shares which may be issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Schutte, (ii) 1,155,000 options held directly by Mr. Schutte, each of which is exercisable into one Share, of which 30,000 are exercisable at a price of $0.43 per Share until July 30, 2025, 325,000 are exercisable at a price of $0.40 until June 14, 2026, 300,000 are exercisable at a price of $0.12 until January 26, 2026 and 500,000 are exercisable at a price of $0.15 until May 8, 2028 and (iii) 6,182,026 warrants, each of which is exercisable into one Share, of which 1,051,151 are exercisable at a price of $0.40 per Share until May 4, 2027, 3,109,625 are exercisable at a price of $0.20 per Share until December 30, 2027 and 2,021,250 are exercisable at a price of $0.20 per Share until March 14, 2027.

(3) Does not include 3,743,833 warrants, each of which is exercisable into one Share, of which 1,058,083 are exercisable at a price of $0.40 per Share until May 4, 2027, 675,000 are exercisable at a price of $0.20 per Share until December 30, 2027 and 2,010,750 are exercisable at a price of $0.20 per Share until March 14, 2027.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2022, together with the auditor's report thereon, will be presented to the Shareholders at the Meeting. The Company's financial statements and management discussion and analysis are available on SEDAR at www.sedar.com.

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at six (6). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management of the Company recommends the approval of setting the number of directors of the Company at six (6).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's articles or until such director's earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, all of whom are presently members of the Board.

The Company's Articles contain an advance notice provision (the "Advance Notice Provision") of the nomination of directors in certain circumstances. To be timely, the advance notice by the nominating Shareholder (the "Nominating Shareholder") must be made:

(a) in the case of an annual meeting of Shareholders, not less than 30 and not more than 65 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder is to be made not later than the close of business on the 10th day after the Notice Date in respect of such meeting; and

(b) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.

No nominations of directors for the Meeting by the Nominating Shareholders were received in accordance with the provisions of the Advance Notice Provision.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
Andrew Schutte(5) Arizona, United States President, CEO and Director

Mr. Schutte was the Chief Technology Officer with MainPointe Pharmaceuticals from November 2016 to June 2022.  Mr. Schutte was a VBA Programmer with Gerimed Inc. from February 2012 to February 2016, a US based company which provides independent pharmacies servicing long-term care and home care patients access to cost effective solutions.  He is the President and sole proprietor of two oil related LLCs, Nolan Olbohrung LLC and Valence Oil LLC.

		December 14, 2018 to date	17,401,616 (6)
David Hall(3)(4)(5) British Columbia, Canada Chairman of the Board and Director

Mr. Hall has more than two decades of experience in the life sciences industry. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a past member of the University of British Columbia's Tech Equity Investment Committee, a director and Chairman of the Audit Committee of GLG Lifetech Corporation, as well as Advantage BC.  Mr. Hall currently serves as a director of Avricore Health Inc.

		December 22, 2010 to date	875,632(7)
Peter Lewis(3)(4) British Columbia, Canada Director

Mr. Lewis is a partner with Lewis and Company, a firm specializing in taxation law since 1993. His areas of expertise include tax planning, acquisitions and divestitures, reorganizations and estate planning. He is a sought after educator, having taught and presented taxation courses at the Institute of Chartered Professional Accountants of British Columbia and the Canadian Tax Foundation.

		May 27, 2011 to date	626,920(8)

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
R. Lee Buckler(5) British Columbia, Canada Director

Mr. Buckler has been an executive in the cell therapy sector since 2000 beginning with Malachite Management in the Stem Cell Technologies group of companies and as Executive Director of the International Society of Cellular Therapy from 2000-2006. Since 2016 he has been a member of the Company, a publicly traded biotechnology company for which he served as Vice President of Business Development 2014-16 and as its President and CEO 2016-2022.  Mr. Buckler is a founder and shareholder of HighMont Advisors, Inc. and its wholly owned subsidiary HighMont Capital Management, Inc. He acts as principal advisor to HighMont's clients and as managing director of its life sciences division operating under the Cell Therapy Group brand which he founded in 2008. Mr. Buckler contributes on restructuring and turnaround projects as part of  HighMont's Restructure Advisors team. He is on the advisory boards of Validus Therapeutics (Colorado, USA), Celaid Therapeutics (Tokyo, Japan), and RoosterBio (Maryland, USA). Mr. Buckler is also currently acting as the Senior Vice President of Advanced Therapies for Blood Centers of America, a cooperative of over 65 independent blood and tissue centers operating over 500 facilities in 43 states collecting over 50% of the US blood supply and providing starting material and other manufacturing-related services to companies developing and suppling advanced therapy products such as cell, gene, and tissue therapies worldwide. Mr. Buckler has a Bachelor's Degree in Education and a Law Degree (JD) from the University of British Columbia.  After law school, he did a one year judicial clerkship with the B.C. Supreme Court and was a practicing attorney for three years at Edwards, Kenny & Bray.  Mr. Buckler has worked for tools and reagent companies, services companies, non-profits, therapeutic developers, and investors in the advanced therapy with a particular focus on cell-based therapies. He has led teams executing deals in Europe, North America and Asia including Japan and China. He has particular depth of expertise and experience in the regenerative medicine industry in Japan. He is on the editorial advisory boards of the journal Regenerative Medicine and the BioProcess International magazine. He is an active member of the Alliance for Regenerative Medicine and the International Society for Cell and Gene Therapy. He co-founded Cell Therapy News, founded the Cell Therapy Blog, founded and continues to manage the LinkedIn Cell Therapy Industry Group, and is an active industry commentator in publications and in social media.

		January 1, 2016 to date	6,808(9)

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
Gary Boddington British Columbia, Canada Director

Mr. Boddington has been the Chief Executive Officer of PlayWize Technology Inc., a private information technology and services company specializing in products empowering the sporting ecosystem, since 2017.  He is experienced in founding and leading global companies, exploring new markets, launching new products, and raising capital.  Mr. Boddington has worked with founders, shareholders and boards of directors in public and private entities. He founded a business intelligence company which was acquired by a FTSE 100 company, was an early team member of Canada's first listed blockchain company which did pioneering pilot projects with major brands globally, and most recently was an independent director of a Vancouver fintech company which had a $100 million+ exit.

		June 1, 2021 to date	314,815(10)
Jamie Mackay Wyoming, USA Director

Jamie Mackay is currently the CEO of Mackay Developments, Founder of Wheelhaus, Fireside Resorts and Vurtical. Jamie has extensive experience in large commercial, residential, and mixed-use real estate developments across the United States. Jamie, as a seasoned entrepreneur, has successfully managed numerous private startups.

		August 2, 2023 to date	10,034,537(11)

(1) Information has been furnished by the respective nominees individually.

(2) The information as to Shares beneficially owned, or over which a nominee exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective nominees as at January 20, 2023.

(3) Member of the Audit Committee of the Company.

(4) Member of the Nominating, Compensation and Corporate Governance Committee of the Company.

(5) Member of the Operations Committee of the Company.

(6) Does not include: (i) 303,030 Shares which may be issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Schutte, (ii) 1,155,000 options held directly by Mr. Schutte, each of which is exercisable into one Share, of which 30,000 are exercisable at a price of $0.43 per Share until July 30, 2025, 325,000 are exercisable at a price of $0.40 until June 14, 2026, 300,000 are exercisable at a price of $0.12 until January 26, 2026 and 500,000 are exercisable at a price of $0.15 until May 8, 2028 and (iii) 6,182,026 warrants, each of which is exercisable into one Share, of which 1,051,151 are exercisable at a price of $0.40 per Share until May 4, 2027, 3,109,625 are exercisable at a price of $0.20 per Share until December 30, 2027 and 2,021,250 are exercisable at a price of $0.20 per Share until March 14, 2027.

(7) Does not include 100,000 Shares held by Mr. Hall's wife over which Mr. Hall does not exercise control or direction. Does not include 45,454 Shares which may be issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Hall and 650,000 options held directly by Mr. Hall, each of which is exercisable into one Share, of which 100,000 are exercisable at a price of $0.43 per Share until July 30, 2025, 150,000 are exercisable at a price of $0.40 per Share until June 14, 2026, 300,000 are exercisable at $0.12 per Share until January 26, 2026 and 100,000 are exercisable at a price of $0.15 per Share until May 8, 2028.

(8) 207,843 of these Shares are held directly and 419,077 Shares are held indirectly through Peter W. Lewis Inc., a private company controlled by Peter Lewis. Does not include 45,454 Shares which may be issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Lewis, 925,000 options held directly by Mr. Lewis, each of which is exercisable into one Share, of which 50,000 are exercisable at a price of $0.43 per Share until July 30, 2025, 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026, 50,000 are exercisable at a price of $0.12 per Share until January 26, 2026 and 75,000 are exercisable at price of $0.15 per Share until May 8, 2028 and 50,000 warrants held indirectly by Mr. Lewis, each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

(9) Does not include 640,000 options, each of which is exercisable into one Share, of which 400,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 240,000 are exercisable at a price of $0.40 per Share until June 14, 2026.

(10) Does not include 325,000 options held directly by Mr. Boddington, each of which is exercisable into one Share, of which 150,000 are exercisable at a price of $0.40 per Share until June 14, 2026, 100,000 are exercisable at a price of $0.12 per Share until January 26, 2026 and 75,000 are exercisable at a price of $0.15 per Share until May 8, 2028 and 50,000 warrants, each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

(11) Does not include 3,743,833 warrants, each of which is exercisable into one Share, of which 1,058,083 are exercisable at a price of $0.40 per Share until May 4, 2027, 675,000 are exercisable at a price of $0.20 per Share until December 30, 2027 and 2,010,750 are exercisable at a price of $0.20 per Share until March 14, 2027.

Management does not contemplate that any of its nominees will be unable to serve as directors.  If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxy for the election of any other persons as directors.

The Company operates with a standing Audit Committee, a Nominating, Compensation and Corporate Governance Committee and an Operations Committee.  David Hall, Peter Lewis and Peter Lowry are members of the Audit Committee and the Nominating, Compensation and Corporate Governance Committee and David Hall, R. Lee Buckler, Andrew Schutte and Peter Lowry are members of the Operations Committee. Mr. Lowry is not standing for re-election as a director at the Meeting.  The Company will elect a new member to these committees after the Meeting.

Management recommends the election of each of the nominees listed above as a director of the Company.

Orders

Except as disclosed below, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Peter Lewis is a director of Landstar Properties Inc. ("Landstar"), a company listed on the TSX Venture Exchange (the "Exchange"). On May 11, 2010, while Mr. Lewis was a director of Landstar, Landstar became subject to a cease trade order issued by the British Columbia Securities Commission as a result of the failure to file financial statements (the "BCSC CTO") and a cease trade order issued by the Alberta Securities Commission on August 10, 2010 as a result of the failure to file financial statements (together with the BCSC CTO, the "Cease Trade Orders").  The Cease Trade Orders remain in effect.

The British Columbia Securities Commission, as principal regulator, issued a Management Cease Trade Order (the "MCTO") against the Company on May 3, 2022 in connection with the late filing of the Company's annual financial statements, management's discussion and analysis and officer's certification for the year ended December 31, 2021.  Mr. R. Lee Buckler was the Chief Executive Officer of the Company and each of David Hall, Peter Lewis, Peter Lowry, Andrew Schutte and Gary Boddington were directors of the Company at the time of the issuance of the MCTO.  The MCTO was revoked by the British Columbia Securities Commission on July 7, 2022.

Bankruptcies

To the best of management's knowledge, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

Penalties and Sanctions

To the best of management's knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Statement of Executive Compensation:

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

"NEO" or "named executive officer" means:

(a) each individual who served as chief executive officer ("CEO") of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

(b) each individual who served as chief financial officer ("CFO") of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

(c) the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year, and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries (if any), nor acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof for each of the two most recently completed financial years, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites(1) ($)	Value of All Other Compensation ($)	Total Compensation ($)
Andrew Schutte(2) President, CEO and Director	2022 2021	Nil Nil	Nil Nil	8,917(3) 14,500	Nil Nil	Nil Nil	8,917 14,500
Simon Ma(4) Former CFO	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	94,000 96,000	94,000 96,000
Dr. Rolf Hoffmann(5) Chief Medical Officer	2022 2021	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Kevin McElwee(6) Chief Scientific Officer	2022 2021	30,000 30,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	30,000 30,000
Ben Austring(7) Corporate Secretary and Chief Operating Officer	2022 2021	14,500 N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	14,500 N/A
R. Lee Buckler(8) Former President, CEO, Corporate Secretary and Director	2022 2021	220,000(12) 240,000	Nil Nil	833 Nil	Nil Nil	Nil Nil	200,833 240,000
David Hall(9) Chairman and Director	2022 2021	Nil Nil	Nil Nil	17.750 21,750	Nil Nil	Nil Nil	17.750 21,750
Peter Lewis(10) Director	2022 2021	Nil Nil	Nil Nil	14,450 15,500	Nil Nil	Nil Nil	14,450 15,500
Peter Lowry(11) Director	2022 2021	Nil Nil	Nil Nil	16,000 15,250	Nil Nil	Nil Nil	16,000 15,250
Gary Boddington(12) Director	2022 2021	Nil Nil	Nil Nil	16,250 8,083	Nil Nil	Nil Nil	16,250 8,083

(1) "Perquisites" include perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director's total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director's salary for the financial year if the NEO or director's total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director's total salary for the financial year is $500,000 or greater.

(2) Andrew Schutte has been a director of the Company since December 14, 2018 and the President and CEO of the Company since November 28, 2022.

(3) These fees were paid to Andrew Schutte for his services as a director of the Company.

(4) Simon Ma was been the CFO of the Company from October 17, 2018 to July 31, 2023.

(5) Rolf Hoffman has been the Chief Medical Officer of the Company since December 22, 2010.

(6) Kevin McElwee has been the Chief Scientific Officer of the Company since August 22, 2011.

(6) Ben Austring has been the Corporate Secretary of the Company since December 30, 2022 and the Chief Operating Officer of the Company since April 21, 2023.

(7) R. Lee Buckler was the President and CEO of the Company from January 1, 2016 to November 28, 2022 and the Corporate Secretary from June 13, 2016 to November 28, 2022.  He has been a director of the Company since January 1, 2016.

(8) David Hall has been a director of the Company since December 22, 2010 and the Chairman since January 1, 2016.

(9) Peter Lewis has been a director of the Company since May 27, 2011.

(10) Peter Lowry has been a director of the Company since December 14, 2018.

(11) Mr. Boddington has been a director of the Company since June 1, 2021.

(12) These fees were paid to R. Lee Buckler for his services as the President and CEO of the Company.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended December 31, 2022 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

The Company did not grant or issue any compensation securities to its directors and NEOs during the year ended December 31, 2022.

As at December 31, 2022:

(a) Andrew Schutte, the President, CEO and a director of the Company, owned an aggregate of 355,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share. Of these 30,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 325,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(b) Simon Ma, the former CFO of the Company, owned an aggregate of 100,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share.  Of these, 50,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 50,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(c) Ben Austring, the Corporate Secretary and Chief Operating Officer of the Company, owned 50,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share at a price of $0.40 per Share until June 14, 2026;

(d) Rolf Hoffman, the Chief Medical Officer of the Company, owned an aggregate of 150,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 75,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(e) R. Lee Buckler, the former President and CEO of the Company and a current director of the Company, owned an aggregate of 640,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 400,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 240,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(f) David Hall, the Chairman and a director of the Company, owned an aggregate of 250,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share. Of these, 100,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 150,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(g) Peter Lewis, a director of the Company, owned an aggregate of 125,000 compensation securities, comprised solely of stock options, each of which is exercise into one Share. Of these 50,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026;

(h) Peter Lowry, a director of the Company, owned an aggregate of 380,000 compensation securities directly, comprised solely of stock options, each of which are exercisable into one Share.  Of these 80,000 are exercisable at a price of $0.43 per Share until July 30, 2025 and 300,000 are exercisable at a price of $0.40 per Share until June 14, 2026; and

(i) Gary Boddington, a director of the Company, did not own any compensation securities.

Exercise of Compensation Securities by Directors and NEOs

No compensation securities were exercised by directors and NEOs in the year ended December 31, 2022.

Stock Option Plans and Other Incentive Plans

On January 27, 2023, the Board approved the adoption of a 10% Rolling Stock Option Plan (the "Plan"). The Plan replaces the Company's 2014 Stock Option Plan which was originally adopted by the directors of the Company on April 15, 2014. The purpose of adopting the Plan was to bring the Company's stock option plan in line with the current policy of the Exchange) on Security Based Compensation (Policy 4.4) that was amended on November 24, 2021. The information below is a summary of the Plan and should be read in conjunction with full text of the Plan which is attached as Schedule "A" to the Company's Notice and Information Circular dated January 27, 2023 and filed on the Company's SEDAR profile at www.sedarplus.ca. Any definitions or capitalized terms used or referenced below have the same meaning attributed to them in the Plan.

The purpose of the Plan is to give to Eligible Persons as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals Options, exercisable over periods of up to ten (10) years as determined by the Board, to buy shares of the Company at a price not less than the Market Price prevailing on the date the Option is granted less applicable discount, if any, permitted by the policies of the Exchange and approved by the Board. The key terms of the Plan are reflected in the disclosure below.

Administration

The Board shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in certain sections of the Plan and subject to any required prior Exchange approval, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Number of  Shares

The maximum aggregate number of Shares that are issuable pursuant to security based compensation granted or issued under the Plan and all of the Company's other previously established or proposed security based compensation plans (to which the following limits apply under Exchange policies):

(a) to all Optionees as a group (including for greater certainty Insiders (as a group) shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis at any point in time;

(b) to Insiders (as a group) in any 12-month period shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to applicable Exchange policies;

(c) to any one Optionee (including, where permitted under applicable policies of the Exchange, any companies that are wholly owned by such Optionee) in any 12-month period shall not exceed 5% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, unless the Company has obtained the requisite disinterested shareholder approval pursuant to applicable Exchange policies;

(d) to any one Consultant in any 12-month period shall not exceed 2% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date;

(e) to Investor Relations Service Providers (as a group) in any 12-month period shall not exceed 2% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date, and Investor Relations Service Providers shall not be eligible to receive any security based compensation other than Options if the Shares are listed on the Exchange at the time of any issuance or grant; and

(f) to Eligible Charitable Organizations (as a group) shall not exceed 1% of the total number of issued and outstanding Shares on a non-diluted basis on the Grant Date.

Securities

Each Option entitles the holder thereof to purchase one Share at an exercise price determined by the Board.

Participation

Any directors, officers, Employees, Management Company Employees, Consultants and Eligible Charitable Organizations of the Company and its subsidiaries (collectively "Eligible Persons").

Option Price

The Option Price under each Option shall be not less than the Market Price on the Grant Date less the applicable discount permitted under the policies of the Exchange.

Exercise Period

The exercise period of an Option will be the period from and including the grant date up to 4:00 p.m. Pacific Time on the expiry date that will be determined by the Board at the time of grant (the "Expiry Date"), provided that the Expiry Date of an Option will be no later than the tenth anniversary of the Grant Date of the Option.

Cessation of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a) Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)  365 days after the date of death or Disability; and

(ii) the Expiry Date;

(b) Termination For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c) Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person.

Acceleration Events

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer and subject to the approval of the Exchange with respect to Investor Relations Service Providers, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Board shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days' notice is required and more than 30 days' notice is not required.

Amendments

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the shareholders (or disinterested shareholders, if required), Exchange or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.

Employment, Consulting and Management Agreements

Consulting Agreement: Andrew Schutte

Pursuant to a consultant agreement, effective November 28, 2022, between Andrew Schutte and the Company, Mr. Schutte serves as President and CEO of the Company and President and CEO of TrichoScience Innovations Inc. for a base salary of CDN$4,000 per month (CDN$48,000 per annum.) At Mr. Schutte's discretion, until such time that the Company is deemed to be in an adequate financial position, Mr. Schutte intends to accept his compensation in shares for debt. Under the agreement, Mr. Schutte will be eligible to participate in a bonus plan as and when established by the Company and may also be eligible to receive additional Option grants or awards under other equity based incentive plans from time to time.

Consulting Agreement: Simon Ma

The Company entered into a consulting agreement dated effective October 17, 2018 with Simon S. Ma Corporation, a company wholly owned by Simon Ma, the former CFO of the Company, pursuant to which Simon Ma provided the Company with financial and accounting services. The Company has agreed to pay Simon S. Ma Corporation a consulting fee of $8,000 plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days' written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Ma.  The consulting agreement terminated upon the death of Mr. Ma on July 31, 2023. Mr. Ma did not receive any compensation relating to the termination of his employment agreement

Employment Agreement: Lee Buckler

Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and the Company, Mr. Buckler served as President, CEO and Corporate Secretary of the Company and President and CEO of TrichoScience Innovations Inc. for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler was eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by the Board. Mr. Buckler was entitled to receive a retention bonus where the Company will pay $45,000 on the earlier of April 30, 2016 or 30 days after the Company completed an equity financing with minimum gross proceeds of $3,000,000. Mr. Buckler received the $45,000 bonus during the year ended December 31, 2016.  Mr. Buckler was also be eligible to receive additional Option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler's employment was terminated for any reason other than for just cause, the Company would pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler's entitlement to benefits up to a maximum of $100,000. Mr. Buckler resigned as the President and CEO of the Company on November 28, 2022 and his employment agreement terminated on his resignation. Mr. Buckler did not receive any compensation relating to the termination of his employment agreement.

Director's Services Agreement: David Hall

Pursuant to a director's services agreement dated January 1, 2016, Mr. Hall serves as the Chairman and a member of the Board. In consideration, the Company has agreed to pay an annual retainer of $15,000 to serve as the Chairman, an annual retainer of $10,000 to serve as a director, a fee of $1,000 per Board meeting, a fee of $1,000 per Audit Committee meeting and $1,000 per NCCG meeting.

Consulting Agreement: Ben Austring

The Company entered into a consulting agreement dated effective November 1, 2022 with Ben Austring Ltd., a sole proprietorship company wholly owned by Ben Austring, pursuant to which Ben Austring provides the Company with strategic and management of operations services. The Company has agreed to pay Ben Austring a consulting fee of $4,000 plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days' written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Austring.

Consulting Agreement:  Kevin McElwee

The Company entered into a consulting agreement dated September 1, 2009, as amended November 1, 2010, effective with Dr. Kevin McElwee, a company wholly owned by Dr. Kevin McElwee, the Chief Science Officer of the Company, pursuant to which Dr. Kevin McElwee provides the Company with scientific expertise in the area of hair biology and cell therapy and research services. The Company has agreed to pay Dr. Kevin McElwee a consulting fee of $250 per hour plus GST for the term of the consulting agreement, being five years after the effective date. The consulting agreement is automatically renewable for five years unless either party gives ninety days' written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Dr. Kevin McElwee.

Oversight and Description of Director and NEO Compensation

Compensation Process

The Company appointed a Nominating, Compensation and Corporate Governance Committee (the "NCCG Committee") in October 2013, which currently is comprised of David Hall, Peter Lewis (Chair) and Peter Lowry.  Mr. Lowry will not be standing for re-election as a director at the Meeting and the Company intends to appoint a new member to the NCCG Committee after the Meeting.

Among other duties, the NCCG Committee reviews and recommends to the Board for approval, policies relating to compensation of the Company's executive officers and reviews the performance of the Company's executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's executive officers.

When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Accordingly, the Board relies on a number of factors including such input from the NCCG Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The NCCG Committee ensures that the total compensation paid to all NEOs and directors is fair and reasonable and is consistent with the Company's compensation philosophy. The final decision upon compensation is made by the Board.

The NCCG Committee reviews at least annually the corporate goals and objectives of the Company's executive compensation plans, incentive-compensation and equity based plans and other general compensation plans (collectively, the "Company Plans") and, if appropriate, recommends that the Board amend these goals and objectives. The NCCG Committee also reviews at least annually the Company Plans in light of the Company's goals and objectives with respect to such plans, and, if the NCCG Committee deems it appropriate, recommend to the Board the adoption of new, or the amendment of existing, Company Plans.

Goals and Objectives

The overall objective of the Company's compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has medium-term and long-term compensation components in place, such as the Options granted which have expiry dates in 2025 through 2026, respectively. The Company intends to further develop these compensation components. The objectives of the Company's compensation policies and procedures are to align the interests of the Company's employees with the interests of the Shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance. The Company relies on Board discussion without a formal agenda for objectives, criteria and analysis when determining executive compensation. There are no formal performance goals or similar conditions that must be satisfied in connection with the payment of executive compensation.

The Company directly, or indirectly, through companies managed by NEOs, pays management fees to NEOs. The Company also chooses to grant Options to NEOs and directors to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium-term compensation component. In the future, the Board may also consider the grant of Options to purchase Shares of the Company with longer future vesting dates to satisfy the long-term compensation component.

Executive Compensation Program

Executive compensation is comprised of two elements: base fee or salary and long-term incentive compensation (Options). The Board reviews both components in assessing the compensation of individual executive officers and of the Company as a whole.

Base fees or salaries are intended to provide current compensation and a short-term incentive for executive officers to meet the Company's goals, as well as to remain competitive within the industry. Base fees or salaries are compensation for job responsibilities and reflect the level of skills, expertise and capabilities demonstrated by the executive officers.

Options are an important part of the Company's long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Shares over a stated period of time, and are intended to reinforce commitment to long-term growth and shareholder value. Stock option grants reward overall corporate performance as measured through the price of the Shares and enables executives to acquire and maintain a significant ownership position in the Company. See "Stock Options and Other Compensation Securities" above.

The Company has not retained a compensation consultant or advisor to assist the Board in determining compensation for any of the Company's directors or officers. Given the Company's current stage of development, the Company has not considered the implications of the risks associated with the Company's compensation practices. The Company has not adopted any policies with respect to whether NEOs and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Pension Plan Benefits

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2022, the number of securities to be issued upon exercise of outstanding stock options, the weighted-average exercise price and the number of securities remaining to be issued under equity compensation plans approved and not approved by the Shareholders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by security holders	2,675,000	$0.41	2,084732
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,675,000	$0.41	2,084,732

(1)  The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) The Plan is a rolling stock option plan under which the Company can issue such number of options as is equal to 10% of the Company's issued and outstanding Shares from time to time. As of August 16, 2023, there were 65,001,560 Shares outstanding and the Company could issue up to 6,500,156 options to acquire Shares on such date.

Effective as of August 23, 2023, the Board adopted an Equity Incentive Plan (the "Equity Incentive Plan"). If the Equity Incentive Plan is adopted at the Meeting, no further stock options will be granted under the Plan.

The Equity Incentive Plan is subject to the approval of the Shareholders and the Exchange. At the Meeting, Shareholders will be asked to approve the Equity Incentive Plan. See "Particulars of Matters to be Acted Upon - Approval of Equity Incentive Plan", below for a summary of the Equity Incentive Plan. If the Exchange finds the disclosure to Shareholders to be inadequate, then Shareholder approval may not be accepted by the Exchange.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors' or executive officers' indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares, or who exercises control or direction of Shares, or a combination of both, carrying more than 10% of the voting rights attached to the Shares outstanding (each, an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, other than an interest arising solely from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint Mao & Ying LLP as auditors of the Company for the fiscal year ending December 31, 2023, and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditors for the fiscal year ending December 31, 2023. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.  Mao & Ying LLP were first appointed as auditors on December 6, 2022.

Management of the Company recommends that Shareholders vote for the appointment of Mao & Ying LLP, as the Company's auditors for the Company's fiscal year ending December 31, 2023 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2023.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding the composition of the audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its audit committee (the "Audit Committee").

Audit Committee Charter

The following Audit Committee charter (the "Audit Committee Charter") was adopted by the Company's Audit Committee and the Board:

Purpose of the Audit Committee

The Audit Committee is a standing committee of the Board. The role of the Audit Committee is to:

(a) assist the Board in its oversight responsibilities by reviewing: (i) the Company's consolidated financial statements, the financial and internal controls and the accounting, audit and reporting activities, (ii) the Company's compliance with legal and regulatory requirements, (iii) the external auditors' qualifications and independence, and (iv) the scope, results and findings of the Company's external auditors' audit and non-audit services;

(b) prepare any report of the Audit Committee required to be included in the Company's annual report or proxy material; and

(c) take such other actions within the scope of this Audit Committee Charter as the Board may assign to the Audit Committee from time to time or as the Audit Committee deems necessary or appropriate.

Composition, Operations and Authority

Composition

The Audit Committee shall be composed of a minimum of three members of the Board. A majority of the members of the Audit Committee shall be independent as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities (collectively, the "Applicable Law"). Each member of the Audit Committee shall be "financially literate" and at least one member of the Audit Committee shall be a "financial expert", as such terms are defined by the Applicable Law.

Members of the Audit Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal. Any member of the Audit Committee may be removed by the Board in its discretion.  However, a member of the Audit Committee shall automatically cease to be a member of the Audit Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to be independent as required in this Section 2 of this Audit Committee Charter. Vacancies on the Audit Committee will be filled by the Board.

Authority

The authority of the Audit Committee is subject to the provisions of this Audit Committee Charter, the constating documents of the Company, such limitations as may be imposed by the Board from time to time and Applicable Law.

The Audit Committee shall have the authority to: (i) retain (at the Company's expense) its own legal counsel and other advisors and experts that the Audit Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company. In addition, the Audit Committee shall have the authority to request any officer, director or employee of the Company, or any other persons whose advice and counsel are sought by the Audit Committee, such as members of the Company's management or the Company's outside legal counsel and external auditors, to meet with the Audit Committee or any of its advisors and to respond to their inquiries. The Audit Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities.

The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Audit Committee Charter.

Operations

The Board may appoint one member of the Audit Committee to serve as chair of the Audit Committee (the "Chair"), but if it fails to do so, the members of the Audit Committee shall designate a Chair by majority vote of the full Audit Committee to serve at the pleasure of the majority of the full Audit Committee. If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, an acting Chair for the meeting shall be chosen by majority vote of the Audit Committee from among the members present. In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board. The Audit Committee may appoint a secretary who need not be a director of the Board or Audit Committee.

The Chair shall preside at each meeting of the Audit Committee and set the agendas for the Audit Committee meetings. The Audit Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company's constating documents or this Audit Committee Charter.

The Audit Committee shall meet (in person or by telephonic meeting) at least quarterly or more frequently as circumstances dictate. As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board approve the annual audited financial statements, the Audit Committee shall meet in a separate session with the external auditors and, if desired, with management and/or the internal auditor. In addition, the Audit Committee or the Chair shall meet with management quarterly to review the Company's financial statements and the Audit Committee or a designated member of the Audit Committee shall meet with the external auditors to review the Company's financial statements on a regular basis as the Audit Committee may deem appropriate. The Audit Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company's records.

Except as otherwise required by the Company's constating documents, a majority of the members of the Audit Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Audit Committee. The Audit Committee may also act by unanimous written consent in lieu of a meeting.

Responsibilities and Duties

The Audit Committee's primary responsibilities are to:

General

(a) review and assess the adequacy of this Audit Committee Charter on an annual basis and, where necessary or desirable, recommend changes to the Board;

(b) report to the Board regularly at such times as the Chair may determine to be appropriate but not less frequently than four times per year;

(c) follow the process established for all committees of the Board for assessing the Audit Committee's performance;

Review of Financial Statements, MD&A and other Documents

(d) review the Company's financial statements and related management's discussion and analysis and any other annual reports or other financial information to be submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors before they are approved by the Board and publicly disclosed;

(e) review with the Company's management and, if applicable, the external auditors, the Company's quarterly financial statements and related management's discussion and analysis, before they are released;

(f) ensure that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements other than the disclosure referred to in the two immediately preceding paragraphs and periodically assess the adequacy of such procedures;

(g) review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

(h) review with the Company's management any press release of the Company which contains financial information;

(i) review analyses prepared by management and/or the external auditors setting forth significant reporting issues and judgments made in connection with the preparation of the Company's financial statements;

External Auditors

(j) recommend external auditors' nominations to the Board to be put before the shareholders for appointment and, as necessary, the removal of any external auditors in office from time to time;

(k) approve the fees and other compensation to be paid to the external auditors;

(l) pre-approve all significant non-audit engagements to be provided to the Company with the external auditors;

(m) require the external auditors to submit to the Audit Committee, on a regular basis (at least annually), a formal written statement delineating all relationships between the external auditors and the Company and discuss with the external auditors any relationships that might affect the external auditors' objectivity and independence;

(n) recommend to the Board any action required to ensure the independence of the external auditors;

(o) advise the external auditors of their ultimate accountability to the Board and the Audit Committee;

(p) oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the Company;

(q) evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Company, (ii) considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors' qualifications, independence and performance;

(r) present the Audit Committee's conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

(s) obtain and review a report from the external auditors at least annually regarding the external auditors' internal quality-control procedures; material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditors and the Company;

(t) establish policies for the Company's hiring of employees or former employees of the external auditors;

(u) monitor the relationship between management and the external auditors including reviewing any management letters or other reports of the external auditors and discussing any material differences of opinion between management and the external auditors;

Financial Reporting Process

(v) periodically discuss the integrity, completeness and accuracy of the Company's internal controls and the financial statements with the external auditors in the absence of the Company's management;

(w) in consultation with the external auditors, review the integrity of the Company's financial internal and external reporting processes;

(x) consider the external auditors' assessment of the appropriateness of the Company's auditing and accounting principles as applied in its financial reporting;

(y) review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company's auditing and accounting principles and practices suggested by the external auditors, internal audit personnel or management;

(z) review and discuss with the CEO and the CFO the procedures undertaken in connection with the CEO and CFO certifications for the interim and annual filings with applicable securities regulatory authorities;

(aa) review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls;

(bb) establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

(cc) discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management, the head of internal audit or the external auditors;

(dd) resolve any disagreements between management and the external auditors regarding financial reporting;

(ee) review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

(ff) retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);

(gg) discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Corporate Controls and Procedures

(hh) receive confirmation from the CEO and CFO that reports to be filed with Canadian securities commissions and any other applicable regulatory agency: (a) have been prepared in accordance with the Company's disclosure controls and procedures; and (b) contain no material misrepresentations or omissions and fairly presents, in all material respects, the financial condition, results of operations and cash flow as of and for the period covered by such reports;

(ii) receive confirmation from the CEO and CFO that they have concluded that the disclosure controls and procedures are effective as of the end of the period covered by such reports;

(jj) discuss with the CEO and CFO any reasons for which any of the confirmations referred to in the two preceding paragraphs cannot be given by the CEO and CFO;

Code of Conduct and Ethics

(kk) review and discuss the Company's Code of Business Conduct and Ethics (the "Code") and the actions taken to monitor and enforce compliance with the Code;

(ll) establish procedures for: i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

Legal Compliance

(mm) confirm that the Company's management has the proper review system in place to ensure that the Company's financial statements, reports, press releases and other financial information satisfy Applicable Law;

(nn) review legal compliance matters with the Company's legal counsel;

(oo) review with the Company's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company's financial statements;

(pp) conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;

(qq) perform any other activities in accordance with the Audit Committee Charter, the Company's constating documents and Applicable Law the Audit Committee or the Board deems necessary or appropriate;

Related Party Transactions

(rr) review the financial reporting of any transaction between the Company and any officer, director or other "related party" (including any shareholder holding an interest greater than 5% in the Company) or any entity in which any such person has a financial interest;

(ss) review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures;

Reporting and Powers

(tt) report to the Board following each meeting of the Audit Committee and at such other times as the Board may consider appropriate; and

(uu) exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board.

Limitations of Responsibility

While the Audit Committee has the responsibilities and powers provided by this Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Peter Lewis - Chairman	Independent	Financially literate
David Hall	Independent	Financially literate
Peter Lowry	Independent	Financially literate

Mr. Lowry will not be standing for re-election as a director at the Meeting.  The Board will appoint a new member to the Audit Committee following the Meeting.

The Board will elect new members of the Audit Committee after the Meeting. The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries, and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The Audit Committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

The relevant education and experience of the current members of our Audit Committee is as follows:

Peter Lewis

Mr. Lewis is a chartered accountant and has been a partner with Lewis and Company, a firm specializing in taxation law, since 1993. His areas of expertise include: tax planning, acquisitions and divestitures, reorganizations and estate planning. Mr. Lewis has presented taxation courses at the Institute of Chartered Accountants of British Columbia and the Canadian Tax Foundation. He served on the Taxation Committee of the Institute of Chartered Accountants for three years and as President and Secretary-Treasurer at the Jericho Tennis Club for a combined eight years. Mr. Lewis is currently Finance Chair of the Marine Drive Golf Club.

David Hall

Mr. Hall has served as a director of the Company since December 22, 2010, Chairman of the Board since January 1, 2016 and was the President and Chief Executive Officer of the Company from December 22, 2010 until January 1, 2016. From 1994 through 2008, he served in roles as Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations for Angiotech Pharmaceuticals Inc. He also acted as the Corporate Secretary and Treasurer of Angiotech. Mr. Hall is highly committed to governmental policy issues related to the biotech industry. He is a past Chairman of Life Sciences BC. He has served as the Chairman of the Biotech Industry Advisory Committee to the BC Competition Council and as a member of the BC Task Force on PharmaCare. Mr. Hall is also a past member of the University of British Columbia's Tech Equity Investment Committee, a director and Chairman of the Audit Committee of GLG Lifetech Corporation, as well as Advantage BC.  Mr. Hall currently serves as a director of Avricore Health Inc.

Peter Lowry

Mr. Lowry is a chartered accountant with a Bachelor of Management Studies from the University of Waikato (4 year degree) and has completed the EY Executive Program of the Darden Business School, University of Virginia. He is an experienced executive having held a number of governance roles in New Zealand and overseas . As a director and consultant, Mr. Lowry is focused on business strategy and improvement across the private sector and government agencies including healthcare. His consulting and management experience include; managing one of the largest Cardiac services in Australasia, leading a large orthopaedic surgeon company, and the development and operational management of a number of orthopaedic joint-ventures that leverage intellectual property across a range of clinical, rehab and commercial settings.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-Audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company's Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board and the Audit Committee, on a case-by-case basis as applicable.

External Auditor Service Fees (By Category)

In the following table, "Audit Fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year.  "Audit-Related Fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax Fees" are fees billed by the auditor for professional services rendered for tax compliance, advice and planning. "All Other Fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years, by category, are as follows:

Fiscal Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2022(1)	$80,000	Nil	Nil	Nil
December 31, 2021(2)	$115,000	Nil	Nil	Nil

(1) Fees billed by Mao & Ying LLP

(2) Fees billed by BDO Canada LLP

Exemption

The Company is relying on the exemption provided by Section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed other than by the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"), as adopted by the Canadian Securities Administrators, prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company's management through meetings of the Board.

Each of Messrs. Hall, Lewis, Lowry and Boddington are "independent" in that they are independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with each their respective ability to act in the best interests of the Company. As Mr. Schutte is the President and CEO of the Company he is therefore not "independent".  As Mr. Mackay owns more than 10% of the issued and outstanding he is therefore not "independent".  Mr. Buckler is not considered "independent" as he was the CEO of the Company within the last three years.

Directorships

The following table sets out information regarding other directorships presently held by directors of the Company with other reporting issuers (or the equivalent) in Canada or any foreign jurisdiction:

Name of Director of the Company	Names of Other Reporting Issuers
Andrew Schutte	None
R. Lee Buckler	None
David Hall	Avricore Health Inc.(1)(2)
Peter Lewis	Landstar Properties Inc.(1)
Peter Lowry	None
Gary Boddington	None
Jamie Mackay	None

(1) Exchange

(2) OTCQB

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board has not adopted a written ethical business code of conduct for directors, officers and employees. However, the Board believes that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board has established the NCCG Committee. The NCCG Committee consists of David Hall, Peter Lewis and Peter Lowry. The NCCG Committee adopted a charter on October 28, 2013.  Mr. Lowry will not be standing for re-election as a director at the Meeting. The Board will appoint a new member to the NCCG Committee after the Meeting.

The NCCG Committee evaluates the Board's effectiveness and the effectiveness of its members pursuant to the process for such evaluation approved by the Board and reviews, as required, the size and composition of the Board to ensure that there remain an appropriate number of "unrelated" and "independent" directors. The NCCG Committee also identifies and recommends qualified candidates to the Board who meet the selection criteria approved by the Board, and recommends slates of nominees for election by Shareholders at the annual meeting and, in this regard, the NCCG Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates or to otherwise assist the NCCG Committee in the discharging of its responsibilities, including the sole authority to approve the search firm's fees and other retention terms.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, support for the Company's mission and strategic objectives, and a willingness to serve.

Compensation

Among other duties, the NCCG Committee reviews and recommends to the Board for approval policies relating to compensation of the Company's executive officers and reviews the performance of the Company's executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's executive officers.

When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Accordingly, the Board relies on a number of factors including such input from the NCCG Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The NCCG Committee ensures that the total compensation paid to all NEO and directors is fair and reasonable and is consistent with the Company's compensation philosophy. The final decision upon compensation is made by the Board.

Other Board Committees

The Company has an Operations Committee.  The members of the Operations Committee are David Hall, R. Lee Buckler, Andrew Schutte and Peter Lowry. The purpose of the Operations Committee is to advise management of the Company on all operational aspects of the Company on a regular basis and report to the Board.  Mr. Lowry will not be standing for re-election at the Meeting.  The Board will appoint a new member to the Operations Committee following the Meeting.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board, the Audit Committee, the NCCG Committee and the Operations Committee. The Audit Committee, the NCCG Committee and the Operations Committee reviews the Board committee structure on an annual basis and recommends to the Board any changes it considers necessary or desirable with respect to that committee structure, including (all in consultation with the Chair of the Board): (i) the mandates of each committee; (ii) the criteria for membership on any committee; (iii) the composition of each committee; (iv) the appointment and removal of members from any committee; (v) the operations of each committee, including the ability of any committee to delegate any or all of its responsibilities to a sub-committee of that committee; and (vi) the process for each committee reporting to the Board.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, and no associates or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities of the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

Directors, executive officers, proposed nominees for election as director of the Company may be interested in the approval of the Company's stock option plan, pursuant to which they may be granted stock options. See "Particulars of Matters to be Acted Upon - Approval of the Equity Incentive Plan", below, for more information.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Equity Incentive Plan

On August 23, 2023, the Board approved the adoption of the Equity Incentive Plan for the Company. The Equity Incentive Plan will replace the Plan which was originally adopted by the directors of the Company on January 27, 2023. The information below is a summary of the Equity Incentive Plan and should be read in conjunction with full text of the Equity Incentive Plan attached as Schedule "A" hereto. Any definitions or capitalized terms used or referenced below have the same meaning attributed to them in the Equity Incentive Plan.

Purpose

The purpose of the Equity Incentive Plan is to promote the long-term success of the Company and the creation of shareholder value by: (i) encouraging the attraction and retention of eligible persons; (ii) encouraging such eligible persons to focus on critical long-term objectives; and (iii) promoting greater alignment of the interests of such eligible persons with the interests of the Company.

The Equity Incentive Plan provides flexibility to the Company to grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs" and, collectively with the RSUs and PSUs, the "Performance-Based Awards") to eligible persons.

Shares Subject to the Equity Incentive Plan

The Equity Incentive Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the Equity Incentive Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, such number being 65,001,560 as at August 16, 2023 and (ii) may be issued in respect of Performance-Based Awards granted under the Equity Incentive Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 6,500,156.  The Equity Incentive Plan is considered an "evergreen" plan for the Options, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the Equity Incentive Plan and the number of Options available to grant increases as the number of issued and outstanding Shares increases.

Participation Limits

The Equity Incentive Plan provides that:

(a) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the Equity Incentive Plan, within any 12 month period, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements (as defined in the Equity Incentive Plan), shall not exceed 10% of the issued and outstanding Shares (calculated as at the date of any grant and in accordance with the policies of the Exchange (the "Exchange Policies"));

(b) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the Equity Incentive Plan, at any point in time, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Shares;

(c) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to any participant (as defined in the Equity Incentive Plan) under the Equity Incentive Plan, within any 12 month period, together with Shares reserved for issuance to such participant (and to Companies wholly-owned by that participant) under all of the Company's other Security-Based Compensation Arrangements, shall not exceed 5% of the issued and outstanding Shares (calculated as at the date of any grant);

(d) the maximum aggregate number of Shares issuable to any one consultant (as defined in the Equity Incentive Plan) under the Equity Incentive Plan, within any 12 month period, together with Shares issuable to such consultant under all of the Company's other Security-Based Compensation Arrangements, shall not exceed 2% of the issued and outstanding Shares (calculated as at the date of any grant); and

(e) the maximum aggregate number of Shares issuable pursuant to grants of Options to all investor relation service providers performing investor relations activities under the Equity Incentive Plan, within any 12 month period, shall not in aggregate exceed 2% of the issued and outstanding Shares (calculated as at the date of any grant).  For the avoidance of doubt, persons performing investor relations activities are only eligible to receive Options under the Equity Incentive Plan; they are not eligible to receive any Performance-Based Award or other type of securities based compensation under the Equity Incentive Plan.

Administration of the Equity Incentive Plan

The Equity Incentive Plan shall be administered by the Board and the Board has full authority to administer the Equity Incentive Plan, including the authority to interpret and construe any provision of the Equity Incentive Plan and to adopt, amend and rescind such rules and regulations for administering the Equity Incentive Plan as the Board may deem necessary in order to comply with the requirements of the Equity Incentive Plan.

Eligible Persons under the Equity Incentive Plan

When used in connection with the grant of Options, all officers, directors, employees, management company employees and consultants of the Company are eligible to participate in the Equity Incentive Plan.  When used in connection with the grant of Performance-Based Awards, all officers, directors, employees, management company employees and consultants of the Company that do not perform investor relations activities are eligible to participate in the Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Equity Incentive Plan will be determined in the sole and absolute discretion of the Board. Each person who receives a grant under the Equity Incentive Plan is referred to as a "Participant".

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board, in its sole discretion, subject to such limitations provided in the Equity Incentive Plan, and will generally be evidenced by an award agreement.

Options

An Option entitles a holder thereof to purchase a prescribed number of Shares at an exercise price determined by the Board at the time of the grant of the Option, provided that the exercise price of an Option granted under the Equity Incentive Plan shall not be less than the Discounted Market Price (as defined in the Exchange Policies), provided that if an Option is proposed to be granted by the Company after the Company has just been recalled for trading following a suspension or halt, the Company must wait at least ten trading days since the day on which trading in the Company's securities resumes before setting the exercise price for and granting the Option. Each Option shall, unless sooner terminated, expire on a date to be determined by the Board which will not exceed ten (10) years from the date of grant of the Option. The Board may, in its absolute discretion, upon granting Options under the Equity Incentive Plan, specify different time periods following the dates of granting the Options during which the Participant may exercise their Options to purchase Shares and may designate different exercise prices and numbers of Shares in respect of which each Participant may exercise Options during each respective time period. Subject to the discretion of the Board, the Options granted to a Participant under the Equity Incentive Plan shall vest as determined by the Board on the date of grant of such Options. If the Board does not specify a vesting schedule at the date of grant, then Options granted to persons, other than those conducting investor relations activities, shall vest fully on the date of grant, and in any event in accordance with the policies of the Exchange. Options issued to persons conducting investor relations activities must vest (and shall not otherwise be exercisable) in stages over a minimum of 12 months such that:

(a) no more than 1/4 of the Options vest no sooner than three months after the date of grant (the "Grant Date");

(b) no more than another 1/4 of the Options vest no sooner than six months after the Grant Date;

(c) no more than another 1/4 of the Options vest no sooner than nine months after the Grant Date; and

(d) the remainder of the Options vest no sooner than 12 months after the Grant Date.

If the award agreement for the grant of Options so provides, in the event of a change of control (as defined in the Equity Incentive Plan), all Options granted to a Participant that ceases to be an Eligible Person shall become fully vested and shall become exercisable by the Participant in accordance with the terms of such award agreement and the Equity Incentive Plan, provided that such Options are exercised within twelve (12) months of the Participant ceasing to be an Eligible Person. No acceleration of the vesting of any Options shall be permitted without prior Exchange review and acceptance for Options issued to persons conducting investor relations activities.

Other than as may be set forth in the award agreement for the grant of Options, upon the death of a Participant, any Options granted to such Participant which, prior to the Participant's death, have not vested, will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect; and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any Options granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant's estate in accordance with Equity Incentive Plan and may be exercised by the Participant's estate within one year of the death of the Participant.

Where a Participant's relationship with the Company is terminated by the Company or a subsidiary for cause, all Options granted to the Participant under the Equity Incentive Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant's relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, such that the Participant no longer qualifies as an eligible person, all Options granted to the Participant under the Equity Incentive Plan that have not vested will, unless the applicable award agreement provides otherwise (and Exchange approval has been obtained if applicable) and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date; provided, however, that any Options granted to such Participant which, prior to the Participant's termination without cause, voluntary termination, voluntary resignation or Retirement, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant in accordance with the Equity Incentive Plan and shall be exercisable by such Participant for a period of 90 days following the date the Participant ceased to be an eligible person, or such longer period as may be provided for in the award agreement or as may be determined by the Board provided such period does not exceed 12 months after the termination date.

Where a Participant becomes afflicted by a disability, all Options granted to the Participant under the Equity Incentive Plan will continue to vest in accordance with the terms of such Options; provided, however, that no Options may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to disability such that the Participant ceases to be an eligible person, all Options granted to the Participant under the Equity Incentive Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date; provided, however, that any Options granted to such Participant which, prior to the termination of the Participant's relationship with the Company due to disability, had vested pursuant to terms of the applicable award agreement, will accrue to the Participant in accordance with the Equity Incentive Plan and shall be exercisable by such Participant for a period of 90 days following the date the termination date, or such longer period as may be provided for in the award agreement or as may be determined by the Board.

Subject to any vesting or other limitations described in each individual Award Agreement, Options may be exercised in whole or in part by the Participant at any time prior to their lapse or termination or, if, upon the death of a Participant, by the Participant's estate within one year of the death of the Participant, into such number of Shares equal to the number of Options credited to the Participant's Account that become exercisable on the Vesting Date. The exercise price of all Options must be paid in cash. Shares purchased by a Participant (or, where applicable, the Participant's estate) on exercise of an Option shall be paid for in full at the time of their purchase (i.e. concurrently with the giving of the requisite notice).

The exercise price of an Option should be paid in cash, however, "cashless exercise" may be effected when the Company has an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to a Participant to purchase the Shares underlying her, his or its Options, with the brokerage firm then selling a sufficient number of Shares to cover the Exercise Price of the Options in order to repay the loan made to the Participant. Upon such a cashless exercise, the brokerage firm involved receives a number of Shares from the exercise of a Participant's Options to repay the loan so provided, and the Participant receives the balance of Shares or the cash proceeds from the balance of such Shares.

Restricted Share Units

A RSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive for no additional cash consideration, securities of the Company upon specified vesting criteria being satisfied, and subject to the terms and conditions of the Equity Incentive Plan and the applicable award agreement, and which may be paid in cash and/or Shares. The number of RSUs to be credited to each participant shall be determined by the Board in its sole discretion in accordance with the Equity Incentive Plan. All RSUs will vest and become payable by the issuance of Shares at the end of the restriction period if all applicable restrictions have lapsed, as such restrictions may be specified in the award agreement.

RSUs shall be subject to such restrictions as the Board, in its sole discretion, may establish in the applicable award agreement, which restrictions may lapse separately or in combination at such time or times and on such terms, conditions and satisfaction of objectives as the Board may, in its discretion, determine at the time a RSU is granted.  The Board shall determine any vesting terms applicable to the grant of RSUs, however, unless expressly permitted by the Plan and subject to the Policies of the Exchange, no RSUs may vest before the date that is one (1) year following the date of the award.

If the award agreement so provides and subject in any event to the Policies of the Exchange, in the event of a change of control (as defined in the Equity Incentive Plan) and the Participant ceases to be an Eligible Person, all restrictions upon any RSUs held by such Participant shall lapse immediately and all such RSUs shall become fully vested in such Participant in accordance with the Equity Incentive Plan and shall be settled within twelve (12) months of the Participant ceasing to be an Eligible Person.

Other than as may be set forth in the applicable award agreement and subject in any event to the Policies of the Exchange, upon the death of a Participant, any RSUs granted to such Participant which, prior to the Participant's death, have not vested, will be immediately and automatically forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any RSUs granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant's estate in accordance with the Equity Incentive Plan.

Where a Participant's relationship with the Company is terminated by the Company or a subsidiary for cause, all RSUs granted to the Participant under this Equity Incentive Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant's relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, all RSUs granted to the Participant under the Equity Incentive Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any RSUs granted to such Participant which, prior to the Participant's termination without cause, voluntary termination, voluntary resignation or retirement, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant in accordance with the Equity Incentive Plan.

Where a Participant becomes afflicted by a disability, all RSUs granted to the Participant under the Equity Incentive Plan will continue to vest in accordance with the terms of such RSUs; provided, however, that no RSUs may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to disability such that the Participant ceases to be an eligible person, all RSUs granted to the Participant under the Equity Incentive Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any RSUs granted to such Participant which, prior to the Participant's termination due to disability, had vested pursuant to terms of the applicable award agreement will accrue to the Participant in accordance with the Equity Incentive Plan.

As soon as practicable after each vesting date of a RSU, the Company shall, at the sole discretion of the Board, either: (a) issue to the Participant from treasury the number of Shares equal to the number of RSUs that have vested; or (b) make a cash payment in an amount equal to the Market Unit Price (as defined in the Equity Incentive Plan) on the next trading day after the vesting date of the RSUs, net of applicable withholdings.

Performance Share Units

A PSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Company upon specified performance and vesting criteria being satisfied, subject to the terms and conditions of the Equity Incentive Plan and the applicable award agreement, and which may be paid in cash and/or Shares. No PSUs may vest before the date that is one year following the date of the Award.

Subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant awards of PSUs to eligible persons that do not perform investor relations activities. The number of PSUs to be awarded to any Participant shall be determined by the Board, in its sole discretion, in accordance with the Equity Incentive Plan. Each PSU shall, contingent upon the attainment of the performance criteria within the performance cycle, represent one Share.

The Board will select, settle and determine the performance criteria (including without limitation the attainment thereof), for purposes of the vesting of the PSUs, in its sole discretion. An award agreement may provide the Board with the right to revise the performance criteria and the award amounts if unforeseen events (including, without limitation, changes in capitalization, an equity restructuring, an acquisition or a divestiture) occur which have a substantial effect on the financial results and which in the sole judgment of the Board make the application of the performance criteria unfair unless a revision is made.

All PSUs will vest and become payable to the extent that the performance criteria set forth in the award agreement are satisfied in the performance cycle, the determination of which satisfaction shall be made by the Board on the determination date. Unless expressly permitted by the Plan and subject to the Policies of the Exchange, no PSU may vest before the date that is one year following the date of the award.

If the award agreement so provides and subject in any event to the Policies of the Exchange, in the event of a change of control (as defined in the Equity Incentive Plan) and the Participant ceases to be an Eligible Person, all PSUs granted to such Participant shall become fully vested in such Participant (without regard to the attainment of any performance criteria) and shall become payable to the Participant in accordance with the Equity Incentive Plan and shall be settled within twelve (12) months of the Participant ceasing to be an Eligible Person.

Other than as may be set forth in the applicable award agreement and subject in any event to the Policies of the Exchange,, upon the death of a Participant, all PSUs granted to the Participant which, prior to the Participant's death, have not vested, will immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Where a Participant's relationship with the Company is terminated by the Company or a subsidiary for cause, all PSUs granted to the Participant under the Equity Incentive Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant's relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, all PSUs granted to the Participant which have not vested will, unless the award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable performance have been satisfied in that portion of the performance cycle that has lapsed.

Where a Participant becomes afflicted by a disability, all PSUs granted to the Participant under the Equity Incentive Plan will continue to vest in accordance with the terms of such PSUs; provided, however, that no PSUs may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to disability such that the Participant ceases to be an eligible person, all PSUs granted to the Participant under the Equity Incentive Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, that the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Payment to Participants in respect of vested PSUs shall be made after the determination date for the applicable award and in any case within ninety-five (95) days after the last day of the performance cycle to which such award relates. The Company shall, at the sole discretion of the Board, either: (a) issue to the Participant the number of Shares equal to the number of PSUs that have vested on the Determination Date; or (b) make a cash payment in an amount equal to the Market Unit Price (as defined in the Equity Incentive Plan) on the next trading day after the determination date of the PSUs that have vested, net of applicable withholdings.

Deferred Share Units

A DSU is a right granted to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Company on a deferred basis upon specified vesting criteria being satisfied, subject to the terms and conditions of the Equity Incentive Plan and the applicable award agreement, and which may be paid in cash and/or Shares. DSUs may not be granted to any Participant performing investor relation activities.

Subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant awards of DSUs in lieu of fees (including annual Board retainers, chair fees, meeting attendance fees or any other fees payable to a director or officer) to directors and officers or to other Eligible Persons that do not perform Investor Relations Activities as compensation for employment or consulting services.  The number of DSUs to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with the Equity Incentive Plan. The number of DSUs shall be specified in the applicable award agreement.  Each director may elect to receive any or all of his or her fees in DSUs under the Equity Incentive Plan.

The number of DSUs shall be calculated by dividing the amount of Fees selected by a director by the Market Price or Market Unit Price (as defined in the Equity Incentive Plan) on the grant date (whichever was used and subject to the price required under the Policies of the Exchange) (or such other price as required under the Exchange Policies) which shall be the 10th business day following each financial quarter end. Any fractional DSU shall be rounded down and no payment or other adjustment will be made with respect to the fractional DSU.

No Deferred Share Units may vest before the date that is one year following the date of the award of the DSU.

Each participant shall be entitled to receive, after the effective date that the Participant ceases to be an eligible person for any reason, on a day designated by the Participant and communicated to the Company by the Participant in writing at least fifteen (15) days prior to the designated day (or such earlier date after the participant ceases to be an eligible person as the participant and the Company may agree, which date shall be no later than one year after the date upon which the participant ceases to be an eligible person) and if no such notice is given, then on the first anniversary of the effective date that the Participant ceases to be an eligible person, at the sole discretion of the Board, either: (a) that number of Shares equal to the number of vested DSUs credited to the participant's account, such Shares to be issued from treasury of the Company; or (b) a cash payment in an amount equal to the Market Unit Price on the next trading day after the Participant ceases to be an eligible person of the vested DSUs, net of applicable withholdings.

In the event that the value of a DSU would be determined with reference to a period commencing at a fiscal quarter-end of the Company and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter), the cash payment of the value of the DSUs will be made to the Participant with reference to the five (5) trading days immediately following the public disclosure of the interim financial statements for that quarter (or annual financial statements in the case of the fourth quarter).

Upon death of a Participant holding DSUs that have vested, the Participant's estate shall be entitled to receive, within 120 days after the Participant's death and at the sole discretion of the Board, a cash payment or Shares that would have otherwise been payable in accordance with the Equity Incentive Plan to the Participant upon such Participant ceasing to be an eligible person.

General Provisions of the Equity Incentive Plan

Non-Transferability

No Option or Performance-Based Award and no right under any such Option or Performance-Based Award shall be assignable, alienable, saleable, or transferable by a participant otherwise than by will or by the laws of descent and distribution and only then if permitted by the Exchange Policies. No Option or Performance-Based Award and no right under any such Option or Performance-Based Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company.

Black-out Periods

In the event that the date provided for expiration, redemption or settlement of an award falls within a blackout period imposed by the Company pursuant to a trading policy as the result of the bona fide existence of undisclosed material information, the expiry date, redemption date or settlement date, as applicable, of the award shall automatically be extended to the date that is ten (10) business days following the date of expiry of the blackout period which shall occur promptly following general disclosure of the undisclosed material information.  Notwithstanding the foregoing, there will be no extension of any award if the Company (or the Participant) is subject to a cease trade order (or similar order under applicable law.

Deductions

Whenever cash is to be paid in respect of DSUs, RSUs or PSUs, the Company shall have the right to deduct from all cash payments made to a Participant any taxes required by law to be withheld with respect to such payments.  The Company is authorized to withhold any payment due under any Award or under the Equity Incentive Plan until the Participant has paid or made arrangements for the payment of the amount of any withholding taxes due in respect of an Award, its exercise, or any payment under such Award or under this Equity Incentive Plan.  At the sole discretion of the Board, a Participant may be permitted to satisfy the foregoing requirement by, all in accordance with the Exchange Policies by delivering an irrevocable direction to a securities broker approved by the Company to sell all or a portion of the Shares and deliver to the Company from the sales proceeds an amount sufficient to pay the required withholding taxes.

Amendments to the Equity Incentive Plan

The Board may at any time or from time to time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the Equity Incentive Plan and may amend the terms and conditions of any Options or Performance-Based Awards granted hereunder, subject to:

(i) any required disinterested shareholder approval to (A) reduce the exercise price of an Award issued to an insider or (B) extend the term of an Option granted to an insider, in either event in accordance with the policies of the Exchange;

(ii) any required approval of any applicable regulatory authority or the Exchange; and

(iii) any approval of Shareholders as required by the Exchange Policies or applicable law, provided that Shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to (except that the Exchange may require approval of the Shareholders for amendments pursuant to Sections C to G below):

A. amendments of a "housekeeping nature";

B. amendments for the purpose of curing any ambiguity, error or omission in the Equity Incentive Plan or to correct or supplement any provision of the Equity Incentive Plan that is inconsistent with any other provision of the Equity Incentive Plan;

C. amendments which are necessary to comply with applicable law or the requirements of the Exchange;

D. amendments respecting administration and eligibility for participation under the Equity Incentive Plan;

E. amendments to the terms and conditions on which Option or Performance-Based Awards may be or have been granted pursuant to Equity Incentive Plan including amendments to the vesting provisions and terms of any Options or Performance-Based Awards;

F. with the exception of Options granted to persons performing investor relations activities, amendments which alter, extend or accelerate the terms of vesting applicable to any Options or Performance-Based Awards; and

G. changes to the termination provisions of an Option, Performance-Based Award or the Equity Incentive Plan which do not entail an extension beyond the original fixed term.

Term

The Equity Incentive Plan shall terminate automatically 10 years after the Effective Date and may be terminated on any earlier date as provided in the Equity Incentive Plan.

Obtaining a copy of the Plan

A copy of the Equity Incentive Plan is attached to this Information Circular as Schedule "A" hereto and is available for review at Clark Wilson LLP, the registered offices of the Company, at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 during normal business hours up to and including the date of the Meeting.

Approval of the Equity Incentive Plan

The Equity Incentive Plan is subject to the approval of the Exchange and if the Exchange finds the disclosure in this Information Circular to be inadequate, then the Shareholder approval may not be accepted by the Exchange.  On August 23, 2023, the Company received conditional approval to the Equity Incentive Plan from the Exchange.

Accordingly, at the Meeting, Shareholders will be asked to consider and if thought fit, approve an ordinary resolution ratifying and confirming the adoption of the Equity Incentive Plan (the "Equity Incentive Plan Resolution"). In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by Shareholders for such resolution. The text of the proposed resolution is set forth below. Unless otherwise directed, the persons named in the enclosed proxy intend to vote IN FAVOUR of this resolution.

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company's Equity Incentive Plan, including approval of a 10% rolling plan for stock options and a fixed plan of 6,500,156 common shares for performance-based awards of restricted share units, performance share units and deferred share units, adopted by the board of directors of the Company effective as of August 23, 2023 (the "Equity Incentive Plan"), in the form attached as Schedule "A" to the management information circular of the Company dated August 23, 2023, be and is hereby confirmed, ratified and approved, and the Company has the ability to grant awards under the Equity Incentive Plan;

2. the board of directors (the "Board") of the Company is hereby authorized to make such amendments to the Equity Incentive Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Equity Incentive Plan, the approval of the Shareholders; and

3. any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

Management recommends that Shareholders vote for the approval of the Equity Incentive Plan. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the Equity Incentive Plan Resolution.

Approval of Extension to Expiry Date of Stock Options Granted to Directors and Officers

On May 8, 2023, the Company entered into a stock option amending agreement (each, an "Amending Agreement") with each of David Hall, R. Lee Buckler, Peter Lewis, Peter Lowry, Andrew Schutte, Kevin McElwee, Rolf Hoffmann and Simon Ma (collectively, the "Insider Optionees"), whereby the Company and the Insider Optionees agreed to extend the expiry date of an aggregate of 860,000 Options held by the Insider Optionees from July 30, 2023 to July 30, 2025 (the "Extension") as follows:

Name of Optionee	Number of Options	Original Exercise Price	Amended Exercise Price, if applicable	Original Date of Grant	Original Expiry Date	Amended Expiry Date
Andrew Schutte	30,000	$0.43	N/A	July 30, 2018	July 30, 2023	July 30, 2025
Kevin McElwee	75,000	$0.43	N/A	July 30, 2018	July 30, 2023	July 30, 2025
Rolf Hoffmann	75,000	$0.43	N/A	July 30, 2018	July 30, 2023	July 30, 2025
David Hall	100,000	$0.43	N/A	July 30, 2018	July 30, 2023	July 30, 2025
R. Lee Buckler	400,000	$0.43	N/A	July 30, 2018	July 30, 2023	July 30, 2025
Peter Lewis	50,000	$0.43	N/A	July 30, 2018	July 30, 2023	July 30, 2025
Peter Lowry	80,000	$0.43	N/A	July 30, 2018	July 30, 2023	July 30, 2025
Simon Ma	50,000	$0.43	N/A	July 30, 2018	July 30, 2023	July 30, 2025

On May 29, 2023, the Company received conditional approval to the Extension subject to the Company receiving disinterested shareholder approval to the Extension.  Pursuant to Section 5.3 of the Exchange Policies, the Extension must be approved by a majority of the votes cast by Shareholders of the Company at the Meeting excluding those votes attaching to Shares of the Company beneficially owned by: (i) the Insider Optionees who hold Options that are subject to the Extension; and (ii) associates and affiliates of the Insider Optionees who hold Options that are subject to the Extension.

Accordingly, disinterested Shareholders will be asked to consider and, if thought fit, pass the following resolution (the "Extension Resolution"):

"RESOLVED, as an ordinary resolution of the disinterested Shareholders of RepliCel Life Sciences Inc., that:

1. The expiry date of the stock options granted to directors and officers of the Company on July 30, 2018 be extended from July 30, 2023 to July 30, 2025, as described in the Company's information circular dated August 23, 2023 (the "Extension");

2. The board of directors of the Company be and is hereby authorized, in its sole discretion, to determine whether or not, and when, to implement the Extension; and

3. Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions."

The following Shares will not be counted in the vote:

Name of Shareholder	Number of Shares
Andrew Schutte	17,401,616
McElwee Consulting Inc.	1,329,245
Rolf Hoffmann	489,572
David Hall	875,632
R. Lee Buckler	6,808
Peter Lewis	207,843
Peter W. Lewis Inc.	419,077
Peter Lowry	1,193,426
Simon Ma	7,460

Management of the Company recommends that Shareholders vote in favour of the Extension Resolution at the Meeting. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the Extension Resolution.

Ratification and Re-approval of Shareholders Rights Plan

At the Meeting, Shareholders will be asked to pass an ordinary resolution to re-approve and re-authorize the Company's shareholder rights plan dated as of December 8, 2023 (the "Rights Plan").  A copy of the Rights Plan is attached as Schedule "A" to the notice and information circular dated November 5, 2020 filed on SEDAR at www.sedarplus.ca.

The Rights Plan requires the Company to seek ratification and re-approval from the Shareholders of such plan every three years at the Company's annual meeting. Accordingly, Shareholders will be asked at the Meeting to ratify and re-approve the Rights Plan. The Rights Plan complies with the current policies of the Exchange.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire common shares of the Company.

The following is a summary of the Rights Plan and is qualified in its entirety by the full text of the Rights Plan, a copy of which is attached as Schedule "A" to the notice and information circular dated November 5, 2020 filed on SEDAR at www.sedarplus.ca.  A copy of the Rights Plan will also be available at the Meeting and is available upon request from Andrew Schutte, President, at Suite 900 - 570 Granville Street, Vancouver, BC  V6C 3P1, Telephone No.: 604.248.8730.

Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the Board to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in the Company.

The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all shareholders of contingent rights to acquire additional common shares of the Company at a significant discount to then prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a "Permitted Bid" under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 105 days) which aim to ensure that all shareholders are treated fairly and equally; or (ii) does not qualify as a "Permitted Bid" but is negotiated with the Company and has been exempted by the Board from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of shareholders.

Notwithstanding that there have been recent amendments to the current Canadian securities legislation which include, inter alia, an increased minimum deposit period from 35 days to 105 days, the Board believes that the adoption of the Rights Plan remains in the best interests of the Company and will ensure that all shareholders have an equal opportunity to participate in a change of control transaction.

The Rights Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid that is known to the management of the Company. The adoption of the Rights Plan is also not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the directors in their respective offices, or to deter fair offers for the common shares of the Company.

The following summary of the Rights Plan is qualified in its entirety by reference to the complete text of the Shareholder Rights Plan Agreement to be entered into between the Company and Computershare Investor Services Inc., as rights agent or such other rights agent as the directors of the Company may determine, in connection with the Rights Plan (if re-approved by the shareholders). The Rights Plan shall govern in the event of any conflict between the provisions thereof and this summary.

Term

The Rights Plan will remain in effect until the third anniversary of the Meeting (subject to earlier termination in accordance with its terms).

Issue of Rights

One right (a "Right") will be issued by the Company in respect of each Share that is outstanding at the close of business on the date of the Shareholder Rights Plan Agreement (the "Record Time"). One Right will also be issued for each additional Share (or other voting share of the Company) issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the time at which the Rights expire and terminate.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share unless the Rights separate from the underlying shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which Shareholders currently trade their Shares, and is not intended to interfere with the Company's ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

The Rights are not exercisable, and are not separable from the shares in connection with which they were issued, until the "Separation Time", being the close of business on the date that is 10 business days after the public announcement of a person becoming an Acquiring Person (as defined below), the commencement of or first public announcement or disclosure of the intent of any person to make a take-over bid that does not qualify as a Permitted Bid (as defined below), the date on which a Permitted Bid ceases to qualify as a Permitted Bid, or such later time as the Board may determine.

Acquiring Person

A person will be considered to be an Acquiring Person for the purposes of the Rights Plan if they, together with their associates, affiliates and joint actors, acquire beneficial ownership (within the meaning of the Rights Plan) of over 20% or more of the outstanding voting shares of the Company other than pursuant to a Permitted Bid or another type of transaction that is excepted under the Rights Plan.

In general terms, a person will not be considered to be an Acquiring Person for the purposes of the Rights Plan if it becomes the holder of 20% or more of the voting shares by reason of: (i) a reduction of the number of voting shares outstanding; (ii) an acquisition under a Permitted Bid (as defined below); (iii) an acquisition in respect of which the Board of the Company has waived the application of the Rights Plan; (iv) an acquisition under a dividend or interest reinvestment plan or a stock dividend or similar pro rata event; (v) an acquisition from treasury that does not result in an increase in the person's proportionate shareholdings; or (vi) the exercise of convertible securities that were themselves received by the person pursuant to such a transaction; provided, however, that any subsequent increase by 1% or more in the person's shareholdings (other than pursuant to an exempt transaction) will cause the person to be an Acquiring Person for the purposes of the Rights Plan.

Consequences of a Flip-in Event

A "Flip-in Event" refers to any transaction or event pursuant to which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the Board has not waived the application of the Rights Plan, each Right held by:

a) an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

b) any other shareholder shall entitle the holder thereof to purchase additional common shares from the Company at a substantial discount to the prevailing market price at the time.

Permitted Bid Requirements

An offeror may make a take-over bid for the Company without becoming an Acquiring Person (and therefore subject to the consequences of a Flip-in Event described above) if it makes a take-over bid (a "Permitted Bid") that meets certain requirements, including that the bid must be:

a) made pursuant to a formal take-over bid circular under applicable securities laws;

b) made to all registered holders of voting shares (other than the offeror); and

c) subject to irrevocable and unqualified provisions that:

a. the bid will remain open for acceptance for at least 105 days from the date of the bid;

b. the bid will be subject to a minimum tender condition of more than 50% of the voting shares held by independent shareholders;

c. the bid will be extended for at least 10 business days if more than 50% of the voting shares held by independent shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact); and

d. any shares deposited can be withdrawn until taken up and paid for.

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after such bid is commenced) as the Permitted Bid that is outstanding, will be considered to be a "Permitted Bid" for the purposes of the Rights Plan.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on share certificates issued after the effective date of the Shareholder Rights Plan Agreement. Although Rights will also be attached to Shares outstanding on the effective date, share certificates issued before the effective date will not (and need not) bear the legend. Shareholders will not be required to return their certificates to be entitled to the benefits of the Rights Plan.

From and after the Separation Time, Rights will be evidenced by separate certificates.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the shares.

Waiver

A potential offeror for the Company that does not wish to make a Permitted Bid can nevertheless negotiate with the Board to make a formal take-over bid on terms that the Board considers fair to all shareholders, in which case the Board may waive the application of the Rights Plan. Any waiver of the Rights Plan's application in respect of a particular take-over bid will constitute a waiver of the Rights Plan in respect of any other formal take-over bid made while the initial bid is outstanding.

The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding voting shares of the Company within 14 days or such other date as the Board may determine.

With Shareholder approval, the Board may waive the application of the Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid in respect of which the Board has waived the Rights Plan's application.

With requisite approval, the Board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.000001 per right.

Directors' Duties

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. In the event of a take-over bid or any other such proposal, the Board will still have the duty to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendments

The Company may, prior to the Meeting, amend the Rights Plan without shareholder approval. If the Rights Plan is approved at the Meeting, amendments will thereafter be subject to shareholder approval, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of shareholders) make amendments that are necessary to maintain the Rights Plan's validity as a result of changes in applicable legislation, rules or regulations.

After adoption, any amendments will also be subject to any requisite approval of any stock exchange on which the Shares are then trading.

The Board is requesting that Shareholders ratify and re-approve the Rights Plan. Accordingly, at the Meeting, Shareholders will be asked to consider, and if thought fit, to approve the following ordinary resolution (the "Rights Plan Resolution"):

"BE IT HEREBY RESOLVED, as an ordinary resolution of the shareholders of RepliCel Life Sciences Inc. (the "Company"), with or without amendment, that:

1. the ratification and re-approval of a shareholder rights plan (the "Rights Plan"), in the form attached as Schedule "A" to the management information circular of the Company dated as of November 5, 2020 and filed on SEDAR at www.sedarplus.ca, be and is hereby ratified and re-approved;

2. the board of directors of the Company be authorized on behalf of the Company to make any amendments to the Rights Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company, in order to ensure adoption of the Rights Plan; and

3. any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to this resolution, including making any amendments to the Rights Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company."

The form of the Rights Plan Resolution set forth above is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the Rights Plan Resolution.

Management of the Company recommends that shareholders vote in favour of the Rights Plan Resolution at the Meeting. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the Rights Plan Resolution.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the Designated Persons named in the enclosed form of proxy intend to vote on any poll in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information about the Company can be obtained free of charge through the SEDAR website at www.sedarplus.ca. Shareholders may also contact Andrew Schutte, President, at Suite 900 - 570 Granville Street, Vancouver, British Columbia V6C 3P1, Telephone: 604.248.8730, Facsimile: 604.248.8690, to request copies of the Company's financial statements and the related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available on SEDAR.

Dated at Vancouver, British Columbia, the 23rd day of August, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS OF

REPLICEL LIFE SCIENCES INC.

"Andrew Schutte"

Andrew Schutte
President, Chief Executive Officer and Director

SCHEDULE "A"

EQUITY INCENTIVE PLAN

[See Attached]

REPLICEL LIFE SCIENCES INC.

(the "Company")

EQUITY INCENTIVE PLAN

SECTION 1
ESTABLISHMENT AND PURPOSE OF THIS PLAN

1.1 Purpose

The purpose of this equity incentive plan (the "Plan") is to promote the long-term success of the Company and the creation of shareholder value by: (i) encouraging the attraction and retention of Eligible Persons; (ii) encouraging such Eligible Persons to focus on critical long-term objectives; and (iii) promoting greater alignment of the interests of such Eligible Persons with the interests of the Company.

SECTION 2
DEFINITIONS

2.1 Definitions

As used in this Plan, the following terms shall have the meanings set forth below:

(a) "Award" means any award of Options, RSUs, PSUs or DSUs granted under this Plan;

(b) "Award Agreement" means any written agreement, contract, or other instrument or document, including an electronic communication, as may from time to time be designated by the Company as evidencing any Award granted under this Plan;

(c) "Blackout Period" means a period of time during which the Company prohibits Participants from exercising, redeeming or settling an Award due to the existence of undisclosed material information and pursuant to a formal notice provided by the Company under a trading policy, which Blackout Period must expire promptly following general disclosure of the undisclosed material information;

(d) "Board" means the board of directors of the Company or, if the context permits, any of its Subsidiaries, as applicable;

(e) "Change of Control" means the acquisition by any person or by any person and a joint actor, whether directly or indirectly, of voting securities (as such terms are interpreted in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a person "acting jointly or in concert" with another person, as that phrase is interpreted in National Instrument 62-103, totals for the first time not less than fifty (50%) percent of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board;

(f) "Company" means RepliCel Life Sciences Inc., a company incorporated under the Business Corporations Act (British Columbia), and any of its successors or assigns;

(g) "Consultant" means a Person (other than a Director, Officer or Employee) that:

(i) is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any Subsidiary of the Company, other than services provided in relation to a distribution (as defined in the Securities Act);

(ii) provides the services under a written contract between the Company or any of its Subsidiaries and the Person, as the case may be; and

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time on the affairs and business of the Company or any of its Subsidiaries;

and includes:

(iv) for a Person that is an individual, a corporation of which such individual is the sole shareholder;

(h) "Deferred Share Unit" or "DSU" means a right granted to a Participant, as compensation for employment or consulting services or services as a Director or Officer, to receive, for no additional cash consideration, securities of the Company on a deferred basis upon specified vesting criteria being satisfied, all as provided in Section 5.4 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement, and which may be paid in cash and/or Shares;

(i) "Determination Date" means a date determined by the Board in its sole discretion but not later than 90 days after the expiry of a Performance Cycle;

(j) "Director" means a member of the Company's Board or the Board of any of its Subsidiaries;

(k) "Discounted Market Price" means the Market Price less the discount set forth below, subject to a minimum price of $0.05:

Closing Price	Discount

up to $0.50	25%

$0.51 to $2.00	20%

above $2.00	15%

(l) "Disability" means any medical condition which qualifies a Participant for benefits under a long-term disability plan of the Company or Subsidiary;

(m) "Effective Date" has the meaning ascribed thereto in Section 8;

(n) "Election Form" means the form to be completed by a Director specifying the amount of Fees he or she wishes to receive in DSUs under this Plan;

(o) "Eligible Charitable Organization" means an "Eligible Charitable Organization" as defined in TSXV Policies;

(p) "Eligible Person", when used in connection with Options, means Officers, Directors, Employees, Management Company Employees and Consultants of the Company or any of its Subsidiaries and Eligible Charitable Organizations but, when used in connection with PSUs, RSUs or DSUs, means only Officers, Directors, Employees, Management Company Employees and Consultants of the Company or any of its Subsidiaries that do not perform Investor Relations Activities;

(q) "Employee" means:

(i) an individual who is considered an employee of the Company or any of its Subsidiaries under the Income Tax Act (Canada) and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

(ii) an individual who works full-time for the Company or any of its Subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company or any of its Subsidiaries over the details and methods of work as an employee of the Company or any of its Subsidiaries, as the case may be, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or any of its Subsidiaries on a continuing and regular basis for a minimum amount of time per week acceptable to the Exchange, who provides services normally provided by an employee and is subject to the same control and direction by the Company or its Subsidiary over the details and methods of work as an employee of the Company or any of its Subsidiaries, as the case may be, but for whom income tax deductions are not made at source;

(r) "Exchange" means the TSX Venture Exchange, or such other exchange upon which the Shares of the Company may become listed for trading;

(s) "Fees" means the annual Board retainer, chair fees, meeting attendance fees or any other fees payable to a Director;

(t) "Grant Date" means, for any Award, the date specified by the Board as the grant date at the time it grants the Award or, if no such date is specified, the date upon which the Award was actually granted;

(u) "Insider" has the meaning attributed to it in the Securities Act;

(v) "Investor Relations Activities" means any activities, by or on behalf of the Company or a shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Company:

(A) to promote the sale of products or services of the Company or

(B) to raise public awareness of the Company,

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii) activities or communications necessary to comply with the requirements of:

(A) applicable securities laws; or

(B) Exchange requirements or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Company;

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A) the communication is only through the newspaper, magazine or publication; and

(B) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv) activities or communications that may be otherwise specified by the Exchange;

(w) "Investor Relations Service Provider" includes any Consultant that performs Investor Relations Activities and any Director, Officer, Employee or Management Company Employee whose role and duties primarily consist of Investor Relations Activities

(x) "Management Company Employee" means an individual employed by a company providing management services to the Company, which services are required for the ongoing successful operation of the Company's business enterprise;

(y) "Market Price" means, subject to the exceptions prescribed by the Exchange from time to time, the last closing price of the Company's shares before the issuance of the required news release disclosing the grant of Awards (but, if the policies of the Exchange provide an exception to such news release, then the last closing price of the Company's shares before the Grant Date), provided that the minimum price of $0.05 will apply to the grant of any Award under this Plan;

(z) "Market Unit Price" means the value of a Share determined by reference to the five-day volume-weighted average closing price of a Share for the five Trading Day period immediately preceding the relevant date;

(aa) "Officer" means an officer (as defined in the Securities Act or, where the Securities Act does not apply, by other applicable securities laws) of the Company or any of its Subsidiaries;

(bb) "Option" means incentive share purchase options entitling the holder thereof to purchase Shares at a specified price for a specified period of time;

(cc) "Participant" means any Eligible Person to whom Awards under this Plan are granted;

(dd) "Participant's Account" means a notional account maintained for each Participant's participation in this Plan which will show any RSUs, PSUs and/or DSUs credited to a Participant from time to time;

(ee) "Performance-Based Award" means, collectively or as applicable, Performance Share Units, Restricted Share Units and Deferred Share Units;

(ff) "Performance Criteria" means criteria established by the Board which, without limitation, may include criteria based on the Participant's personal performance and/or financial performance of the Company and its Subsidiaries, and that are to be used to determine the vesting of Performance Share Units;

(gg) "Performance Cycle" means the applicable performance cycle of the Performance Share Units as may be specified by the Board in the applicable Award Agreement;

(hh) "Performance Share Unit" or "PSU" means a right awarded to a Participant, as compensation for employment or consulting services or services as a Director or Officer, to receive, for no additional cash consideration, securities of the Company upon specified vesting criteria being satisfied, all as provided in Section 5.3 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement, and which may be paid in cash and/or Shares;

(ii) "Person" means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, or governmental authority or body;

(jj) "Restriction Period" means the time period between the Grant Date and the Vesting Date of an Award of Restricted Share Units specified by the Board in the applicable Award Agreement, which period shall be no less than 12 months;

(kk) "Restricted Share Unit" or "RSU" means a right awarded to a Participant, as compensation for employment or consulting services or services as a Director or Officer, to receive for no additional cash consideration, securities of the Company upon specified vesting criteria being satisfied, all as provided in Section 5.2 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement, and which may be paid in cash and/or Shares;

(ll) ''Retirement" means retirement from active employment with the Company or a Subsidiary with the consent of an officer of the Company or the Subsidiary;

(mm) "Securities Act" means the Securities Act (British Columbia), as amended, from time to time;

(nn) "Security-Based Compensation Arrangement" shall have the meaning ascribed thereto in the rules and policies of the Exchange, or in the event that such term is not defined in the rules and policies of the Exchange, shall mean a stock option plan, including the Plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, officers, Insiders, service providers or Consultants of the Company or a Subsidiary, including a share purchase from treasury by a full-time employee, officer, Insider, service provider or Consultant which is financially assisted by the Company or a Subsidiary by way of loan, guarantee or otherwise;

(oo) "Shares" means the common shares of the Company;

(pp) "Subsidiary" means a corporation, company or partnership that is controlled, directly or indirectly, by the Company;

(qq) "Termination Date" means, as applicable:

(i) in the event of a Participant's Retirement, voluntary termination, voluntary resignation or termination of employment as a result of a Disability, the date on which such Participant ceases to be an employee of the Company or a Subsidiary; and

(ii) in the event of termination of the Participant's employment by the Company or a Subsidiary, the date on which such Participant is advised by the Company or a Subsidiary, in writing or verbally, that his or her services are no longer required;

(rr) "Trading Day" means any day on which the Exchange is open for trading; and

(ss) "Vesting Date" means in respect of any Award, the date when the Award is fully vested in accordance with the provisions of this Plan and the applicable Award Agreement.

SECTION 3
ADMINISTRATION

3.1 Board to Administer Plan

Except as otherwise provided herein, this Plan shall be administered by the Board of the Company (and, for clarity, not by the Board of any subsidiary of the Company) and the Board of the Company shall have full authority to administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Board of the Company may deem necessary in order to comply with the requirements of this Plan.

3.2 Delegation to Committee

All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be delegated to and exercised by such committee as the Board may determine.

3.3 Interpretation

All actions taken and all interpretations and determinations made or approved by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Company.

3.4 No Liability

No Director shall be personally liable for any action taken or determination or interpretation made or approved in good faith in connection with this Plan and the Directors shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of the Company.

SECTION 4
SHARES AVAILABLE FOR AWARDS

4.1 Limitations on Shares Available for Issuance

(a) The aggregate number of Shares issuable under this Plan (and all of the Company's other Security-Based Compensation Arrangements) in respect of Options shall not exceed 10% of the Company's then total issued and outstanding Shares calculated as at the date of any grant and in accordance with the Policies of the Exchange.

(b) The aggregate number of Shares issuable under this Plan (and all of the Company's other Security-Based Compensation Arrangements) in respect of Performance-Based Awards shall not exceed 6,500,165.

(c) So long as it may be required by the rules and policies of the Exchange:

(i) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to any Participant under this Plan, within any 12 month period, together with Shares reserved for issuance to such Participant (and to Companies wholly-owned by that Participant) under all of the Company's other Security-Based Compensation Arrangements, shall not exceed five (5%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(ii) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to Insiders under this Plan, within any 12 month period, together with Shares reserved for issuance to Insiders under all of the Company's other Security-Based Compensation Arrangements, shall not exceed ten (10%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(iii) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to Insiders under this Plan, at any point in time, together with Shares reserved for issuance to Insiders under all of the Company's other Security-Based Compensation Arrangements, shall not exceed ten (10%) percent of the issued and outstanding Shares; and

(iv) the maximum aggregate number of Shares issuable to any one Consultant, within any 12 month period, together with Shares issuable to such Consultant under all of the Company's other Security-Based Compensation Arrangements, shall not exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(v) the maximum aggregate number of Shares issuable pursuant to grants of Options to all Investor Relation Service Providers performing Investor Relations Activities, within any 12 month period, shall not in aggregate exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant).  For the avoidance of doubt, Persons performing Investor Relations Activities are only eligible to receive Options under this Plan; they are not eligible to receive any Performance-Based Award or other type of securities based compensation under this Plan; and

(vi) the maximum aggregate number of Shares issuable pursuant to grants of Options to all Eligible Charitable Organizations (as a group) shall not exceed 1% of the total number of issued and outstanding Shares (calculated on the date of any grant).

4.2 Accounting for Awards

For purposes of this Section 4:

(a) if an Award is denominated in Shares, the number of Shares covered by such Award, or to which such Award relates, shall be counted on the Grant Date of such Award against the aggregate number of Shares available for granting Awards under this Plan; and

(b) notwithstanding anything herein to the contrary, any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, or are exchanged with the Board's permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for granting Awards under this Plan.

4.3 Anti-Dilution

If the number of outstanding Shares is increased or decreased as a result of a stock split, consolidation or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of stock dividend, the Board may, subject to the prior acceptance of the Exchange in the case of a recapitalization, make appropriate adjustments to the number and price (or other basis upon which an Award is measured) of Options, RSUs, PSUs or DSUs credited to a Participant. Any determinations by the Board as to the required adjustments shall be made in its sole discretion and all such adjustments shall be conclusive and binding for all purposes under this Plan.

SECTION 5
AWARDS

5.1 Options

(a) Eligibility and Participation - Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of Options to Eligible Persons.  Options granted to an Eligible Person shall be credited, as of the Grant Date, to the Participant's Account. The number of Options to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with this Plan.  The number of Options granted pursuant to an Award shall be specified in the applicable Award Agreement.

(b) Exercise Price - The exercise price of an Option granted under this Plan shall not be less than the Discounted Market Price, provided that if an Option is proposed to be granted by the Company which has just been recalled for trading following a suspension or halt, the Company must wait at least ten Trading Days since the day on which trading in the Company's securities resumes before setting the exercise price for and granting the Option.

(c) Expiry Date - Each Option shall, unless sooner terminated, expire on a date to be determined by the Board which will not exceed 10 years from the Grant Date.

(d) Different Exercise Periods, Prices and Number - The Board may, in its absolute discretion, upon granting Options under this Plan, specify different time periods following the dates of granting the Options during which the Participant may exercise their Options to purchase Shares and may designate different exercise prices and numbers of Shares in respect of which each Participant may exercise his option during each respective time period.

(e) Vesting - Subject to the discretion of the Board, the Options granted to a Participant under this Plan shall vest as determined by the Board on the Grant Date of such Options.  If the Board does not specify a vesting schedule at the Grant Date, then Options granted to persons other than those conducting Investor Relations Activities shall vest fully on the Grant Date, and in any event in accordance with the policies of the Exchange. Options issued to Persons conducting Investor Relations Activities must vest (and shall not otherwise be exercisable) in stages over a minimum of 12 months such that:

(i) no more than 1/4 of the Options vest no sooner than three months after the Grant Date;

(ii) no more than another 1/4 of the Options vest no sooner than six months after the Grant Date;

(iii) no more than another 1/4 of the Options vest no sooner than nine months after the Grant Date; and

(iv) the remainder of the Options vest no sooner than 12 months after the Grant Date.

(f) Change of Control - If the Award Agreement so provides, in the event of a Change of Control, all Options granted to a Participant who ceases to be an Eligible Person shall become fully vested in such Participant and shall become exercisable by the Participant in accordance with the terms of the Award Agreement and Section 5.1(l) hereof, provided that such Options are exercised within twelve (12) months of the Participant ceasing to be an Eligible Person.  If the Participant provides Investor Relations Activities, no acceleration of the vesting of any Options shall be permitted without prior Exchange review and acceptance.

(g) Death - Other than as may be set forth in the applicable Award Agreement, upon the death of a Participant, any Options granted to such Participant which, prior to the Participant's death, have not vested, will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect; and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any Options granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant's estate in accordance with Section 5.1(l) hereof.

(h) Termination of Participant's Relationship with the Company

(i) Where a Participant's relationship with the Company is terminated by the Company or a Subsidiary for cause, all Options granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

(ii) Where a Participant's relationship with the Company terminates by reason of termination by the Company or a Subsidiary without cause, by voluntary termination, voluntary resignation or due to Retirement by the Participant, such that the Participant no longer qualifies as an Eligible Person, all Options granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise (and Exchange approval has been obtained if applicable) and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date; provided, however, that any Options granted to such Participant which, prior to the Participant's termination without cause, voluntary termination, voluntary resignation or Retirement, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 5.1(l) hereof and shall be exercisable by such Participant for a period of 90 days following the date the Participant ceased to be an Eligible Person, or such longer period as may be provided for in the Award Agreement or as may be determined by the Board provided such period does not exceed 12 months after the Termination Date.

(iii) Upon termination of a Participant's relationship with the Company or a Subsidiary such that the Participant no longer qualifies as an Eligible Person, the Participant's eligibility to receive further grants of Awards of Options under this Plan shall cease as of the Termination Date.

(iv) If a Participant ceases to be an Eligible Person due to no longer being an Eligible Charitable Organization, the Options then held by that Participant shall be exercisable to acquire vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the date the Participant ceases to be an Eligible Person.

(i) Disability - Where a Participant becomes afflicted by a Disability, all Options granted to the Participant under this Plan will continue to vest in accordance with the terms of such Options; provided, however, that no Options may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to Disability such that the Participant ceases to be an Eligible Person, all Options granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date; provided, however, that any Options granted to such Participant which, prior to the termination of the Participant's relationship with the Company due to Disability, had vested pursuant to terms of the applicable Award Agreement, will accrue to the Participant in accordance with Section 5.1(l) hereof and shall be exercisable by such Participant for a period of 90 days following the date the Termination Date, or such longer period as may be provided for in the Award Agreement or as may be determined by the Board provided such period does not exceed 12 months after the Termination Date.

(j) Hold Period - In addition to any resale restrictions under applicable legislation or regulation, all Options granted hereunder and all Shares issued on the exercise of such Options will, if applicable under the policies of the Exchange, be subject to a four month TSX Venture Exchange hold period from the date the options are granted, and the stock option agreements and the certificates representing such Shares will bear the following legend:

"Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date]."

(k) Notice - Options shall be exercised only in accordance with the terms and conditions of the Award Agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company at its principal place of business.

(l) Payment of Award - Subject to any vesting or other limitations described in each individual Award Agreement, Options may be exercised in whole or in part by the Participant at any time prior to their lapse or termination or, if Section 5.1(g) applies, by the Participant's estate within one year of the death of the Participant, into such number of Shares equal to the number of Options credited to the Participant's Account that become exercisable on the Vesting Date. The exercise price of all Options must be paid in cash. Shares purchased by a Participant (or, where applicable, the Participant's estate) on exercise of an Option shall be paid for in full at the time of their purchase (i.e. concurrently with the giving of the requisite notice).

(m) Cashless Exercise - The exercise price of an Option should be paid in cash, however, "cashless exercise" may be effected when the Company has an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to a Participant to purchase the Shares underlying her, his or its Options, with the brokerage firm then selling a sufficient number of Shares to cover the Exercise Price of the Options in order to repay the loan made to the Participant. Upon such a cashless exercise, the brokerage firm involved receives a number of Shares from the exercise of a Participant's Options to repay the loan so provided, and the Participant receives the balance of Shares or the cash proceeds from the balance of such Shares.

5.2 Restricted Share Units

(a) Eligibility and Participation - Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of Restricted Share Units to Eligible Persons that do not perform Investor Relations Activities. Restricted Share Units granted to a Participant shall be credited, as of the Grant Date, to the Participant's Account. The number of Restricted Share Units to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with this Plan. Each Restricted Share Unit shall, contingent upon the lapse of any restrictions, represent one (1) Share. The number of Restricted Share Units granted pursuant to an Award and the Restriction Period in respect of such Restricted Share Units shall be specified in the applicable Award Agreement.

(b) Restrictions - Restricted Share Units shall be subject to such restrictions as the Board, in its sole discretion, may establish in the applicable Award Agreement, which restrictions may lapse separately or in combination at such time or times and on such terms, conditions and satisfaction of objectives as the Board may, in its discretion, determine at the time an Award is granted.

(c) Vesting - All Restricted Share Units will vest and become payable by the issuance of Shares at the end of the Restriction Period if all applicable restrictions have lapsed, as such restrictions may be specified in the Award Agreement.  Except as expressly permitted by this Plan and subject to the Policies of the Exchange, no Restricted Share Units may vest before the date that is one year following the date of the Award.

(d) Change of Control - If the Award Agreement so provides and subject to the Policies of the Exchange, in the event of a Change of Control and the Participant ceases to be an Eligible Person, all restrictions upon any Restricted Share Units shall lapse immediately and all such Restricted Share Units shall become fully vested in the Participant and will accrue to the Participant in accordance with Section 5.2(h) hereof and shall be settled within twelve (12) months of the Participant ceasing to be an Eligible Person.

(e) Death  - Other than as may be set forth in the applicable Award Agreement and subject to the Policies of the Exchange, upon the death of a Participant, any Restricted Share Units granted to such Participant which, prior to the Participant's death, have not vested, will be immediately and automatically forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any Restricted Share Units granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant's estate in accordance with Section 5.2(h) hereof.

(f) Termination of a Participant's Relationship with the Company

(i) Where a Participant's relationship with the Company is terminated by the Company or a Subsidiary for cause, all Restricted Share Units granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

(ii) Where a Participant's relationship with the Company terminates by reason of termination by the Company or a Subsidiary without cause, by voluntary termination, voluntary resignation or due to Retirement by the Participant, such that the Participant no longer qualifies as an Eligible Person, all Restricted Share Units granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any Restricted Share Units granted to such Participant which, prior to the Participant's termination without cause, voluntary termination, voluntary resignation or Retirement, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 5.2(h) hereof provided such period does not exceed 12 months after the Termination Date.

(iii) Upon termination of a Participant's relationship with the Company or a Subsidiary such that the Participant no longer qualifies as an Eligible Person, the Participant's eligibility to receive further grants of Awards of Restricted Share Units under this Plan shall cease as of the Termination Date.

(g) Disability - Where a Participant becomes afflicted by a Disability, all Restricted Share Units granted to the Participant under this Plan will continue to vest in accordance with the terms of such Restricted Share Units; provided, however, that no Restricted Share Units may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to Disability such that the Participant ceases to be an Eligible Person, all Restricted Share Units granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any Restricted Share Units granted to such Participant which, prior to the Participant's termination due to Disability, had vested pursuant to terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 5.2(h) hereof, provided such period does not exceed 12 months after the Termination Date.

(h) Payment of Award - As soon as practicable after each Vesting Date of an Award of Restricted Share Units, the Company shall, at the sole discretion of the Board, either:

(i) issue to the Participant, or if Section 5.2(e) applies, within one year following the death of the Participant to the Participant's estate, from treasury the number of Shares equal to the number of Restricted Share Units credited to the Participant's Account that have vested and become payable on the Vesting Date; or

(ii) on the next Trading Day after the Vesting Date, make a cash payment in an amount equal to the Market Unit Price (calculated as of the Vesting Date) multiplied by the number of Restricted Share Units credited to the Participant's Account that have vested and become payable on the Vesting Date, net of applicable withholdings.

As of the Vesting Date, the Restricted Share Units in respect of which such Shares are issued or cash payment made shall be cancelled and no further payments shall be made to the Participant under this Plan in relation to such Restricted Share Units.

5.3 Performance Share Units

(a) Eligibility and Participation - Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of Performance Share Units to Eligible Persons that do not perform Investor Relations Activities. Performance Share Units granted to a Participant shall be credited, as of the Grant Date, to the Participant's Account. The number of Performance Share Units to be credited to each Participant shall be determined by the Board, in its sole discretion, in accordance with this Plan. Each Performance Share Unit shall, contingent upon the attainment of the Performance Criteria within the Performance Cycle, represent one (1) Share. The number of Performance Share Units granted pursuant to an Award, the Performance Criteria which must be satisfied in order for the Performance Share Units to vest and the Performance Cycle in respect of such Performance Share Units shall be specified in the applicable Award Agreement.  No Performance Share Units may vest before the date that is one year following the date of the Award.

(b) Performance Criteria - The Board will select, settle and determine the Performance Criteria (including without limitation the attainment thereof), for purposes of the vesting of the Performance Share Units, in its sole discretion. An Award Agreement may provide the Board with the right, during a Performance Cycle or after it has ended, to revise the Performance Criteria and the Award amounts if unforeseen events (including, without limitation, changes in capitalization, an equity restructuring, an acquisition or a divestiture) occur which have a substantial effect on the financial results and which in the sole judgment of the Board make the application of the Performance Criteria unfair unless a revision is made. Notices will be provided by the Company to applicable regulatory authorities or stock exchanges as may be required with respect to the foregoing.

(c) Vesting - All Performance Share Units will vest and become payable to the extent that the Performance Criteria set forth in the Award Agreement are satisfied in the Performance Cycle, the determination of which satisfaction shall be made by the Board on the Determination Date.  Except as expressly permitted by this Plan and subject to the Policies of the Exchange, no Performance Share Units may vest before the date that is one year following the date of the Award.

(d) Change of Control - If the Award Agreement so provides and subject to the Policies of the Exchange, in the event of a Change of Control and the Participant ceases to be an Eligible Person, all Performance Share Units granted to that Participant shall become fully vested in such Participant (without regard to the attainment of any Performance Criteria) and shall become payable to the Participant in accordance with Section 5.3(h) hereof and shall be settled within twelve (12) months of the Participant ceasing to be an Eligible Person.

(e) Death  - Other than as may be set forth in the applicable Award Agreement and subject to the Policies of the Exchange, upon the death of a Participant, all Performance Share Units granted to the Participant which, prior to the Participant's death, have not vested, will immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant's Performance Share Units that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The Performance Share Units that the Board determines to have vested shall become payable in accordance with Section 5.3(h) hereof.

(f) Termination of a Participant's Relationship with the Company

(i) Where a Participant's relationship with the Company is terminated by the Company or a Subsidiary for cause, all Performance Share Units granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

(ii) Where a Participant's relationship with the Company terminates by reason of termination by the Company or a Subsidiary without cause, by voluntary termination, voluntary resignation or due to Retirement by the Participant, such that the Participant no longer qualifies as an Eligible Person, all Performance Share Units granted to the Participant which have not vested will, unless the Award Agreement provides otherwise and subject to the Policies of the Exchange, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant's Performance Share Units that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The Performance Share Units that the Board determines to have vested shall become payable in accordance with Section 5.3(h) hereof, provided such period does not exceed 12 months following the Termination Date.

(iii) Upon termination of a Participant's relationship with the Company or a Subsidiary such that the Participant no longer qualifies as an Eligible Person, the Participant's eligibility to receive further grants of Awards of Performance Share Units under this Plan shall cease as of the Termination Date.

(g) Disability - Where a Participant becomes afflicted by a Disability, all Performance Share Units granted to the Participant under this Plan will continue to vest in accordance with the terms of such Performance Share Units; provided, however, that no Performance Share Units may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to Disability such that the Participant ceases to be an Eligible Person, all Performance Share Units granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, that the Board may determine, in its sole discretion, the number of the Participant's Performance Share Units that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The Performance Share Units that the Board determines to have vested shall become payable in accordance with Section 5.3(h) hereof, provided such period does not exceed 12 months following the Termination Date.

(h) Payment of Award - Payment to Participants in respect of vested Performance Share Units shall be made after the Determination Date for the applicable Award and in any case within ninety-five (95) days after the last day of the Performance Cycle to which such Award relates. The Company shall, at the sole discretion of the Board, either:

(i) issue to the Participant or, if Section 5.3(e) applies, within one year following the death of the Participant, to the Participant's estate, the number of Shares equal to the number of Performance Share Units credited to the Participant's Account that have vested on the Determination Date; or

(ii) on the next Trading Day following the Determination Date, make a cash payment in an amount equal to the Market Unit Price (calculated as of the Determination Date) multiplied by the number of Performance Share Units credited to the Participant's Account that have vested on the Determination Date, net of applicable withholdings.

As of the Vesting Date, the Performance Share Units in respect of which such Shares are issued or cash payment made shall be cancelled and no further payments shall be made to the Participant under this Plan in relation to such Performance Share Units.

5.4 Deferred Share Units

(a) Eligibility and Participation - Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of Deferred Share Units in lieu of Fees to Officers or Directors that do not perform Investor Relations Activities or to other Eligible Persons that do  not perform Investor Relations Activities as compensation for employment or consulting services.  Deferred Share Units granted to a Participant in accordance with Section 5.4 hereof shall be credited, as of the Grant Date, to the Participant's Account. The number of Deferred Share Units to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with this Plan. The number of Deferred Share Units shall be specified in the applicable Award Agreement.

(b) Election - Each Director may elect to receive any or all of his or her Fees in Deferred Share Units under this Plan. Elections by Directors regarding the amount of their Fees that they wish to receive in Deferred Share Units shall be made no later than 90 days after this Plan is adopted by the Board, and thereafter no later than December 31 of any given year with respect to Fees for the following year. Any Director who becomes a Director during a calendar year and wishes to receive an amount of his or her Fees for the remainder of that year in Deferred Share Units must make his or her election within 60 days of becoming a Director.

(c) Calculation of Deferred Share Units Granted in Lieu of Fees - The number of Deferred Share Units to be credited to a Participant's Account where the Participant is a Director who has elected to receive Deferred Share Units in lieu of Fees shall be calculated by dividing the amount of Fees selected by a Director in the applicable Election Form by the Market Price or Market Unit Price (whichever was used and subject to the price required under the Policies of the Exchange) on the Grant Date which shall be the 10th business day following each financial quarter end. If, as a result of the foregoing calculation, a Participant that is a Director shall become entitled to a fractional Deferred Share Unit, the Participant shall only be credited with a full number of Deferred Share Units (rounded down) and no payment or other adjustment will be made with respect to the fractional Deferred Share Unit.

(d) Vesting - No Deferred Share Units may vest before the date that is one year following the date of the Award.

(e) Payment of Award - Each Participant shall be entitled to receive, after the effective date that the Participant ceases to be an Eligible Person for any reason, on a day designated by the Participant and communicated to the Company by the Participant in writing at least 15 days prior to the designated day (or such earlier date after the Participant ceases to be an Eligible Person as the Participant and the Company may agree, which date shall be no later than one year after the date upon which the Participant ceases to be an Eligible Person) and if no such notice is given, then on the first anniversary of the effective date that the Participant ceases to be an Eligible Person, at the sole discretion of the Board, either:

(i) that number of Shares equal to the number of vested Deferred Share Units credited to the Participant's Account, such Shares to be issued from treasury of the Company (provided that such issuance will not result in the number specified in Section 4.1(b) being exceeded); or

(ii) a cash payment in an amount equal to the Market Unit Price (calculated as of the day that the Participant ceased to be an Eligible Person) multiplied by the number of Deferred Share Units credited to a Participant's Account that have vested, net of applicable withholdings.

(f) Exception - In the event that the value of a Deferred Share Unit would be determined with reference to a period commencing at a fiscal quarter-end of the Company and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter), the cash payment of the value of the Deferred Share Units will be made to the Participant with reference to the five (5) Trading Days immediately following the public disclosure of the interim financial statements for that quarter (or annual financial statements in the case of the fourth quarter).

(g) Death - Upon death of a Participant holding Deferred Share Units that have vested, the Participant's estate shall be entitled to receive, within 120 days after the Participant's death and at the sole discretion of the Board, a cash payment or Shares that would have otherwise been payable in accordance with Section 5.4(e) hereof to the Participant upon such Participant ceasing to be an Eligible Person.

5.5 General Terms Applicable to Awards

(a) Forfeiture Events - The Board will specify in an Award Agreement at the time of the Award that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of a relationship for cause, violation of material Company policies, fraud, breach of non-competition, confidentiality or other restrictive covenants that may apply to the Participant or other conduct by the Participant that is detrimental to the business or reputation of the Company.

(b) Awards May be Granted Separately or Together - Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution for any other Award or any award granted under any other Security-Based Compensation Arrangement of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other Security-Based Compensation Arrangement of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c) Non-Transferability of Awards - No Award and no right under any such Award shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution and only then if permitted by the Policies of the Exchange. No Award and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company.

(d) Conditions and Restrictions Upon Securities Subject to Awards - The Board may provide that the Shares issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Board in its sole discretion may specify, including without limitation, conditions on vesting or transferability and forfeiture or repurchase provisions or provisions on payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation:

(i) restrictions under an insider trading policy or pursuant to applicable law;

(ii) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Security-Based Compensation Arrangements; and

(iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

(e) Blackout Periods - In the event that the date provided for expiration, redemption or settlement of an Award falls within a Blackout Period imposed by the Company pursuant to a trading policy as the result of the bona fide existence of undisclosed Material Information, the expiry date, redemption date or settlement date, as applicable, of the Award shall automatically be extended to the date that is ten (10) business days following the date of expiry of the Blackout Period.  Notwithstanding the foregoing, there will be no extension of any Award if the Company (or the Participant) is subject to a cease trade order (or similar order under applicable law).

(f) Share Certificates - All Shares delivered under this Plan pursuant to any Award shall be subject to such stop transfer orders and other restrictions as the Board may deem advisable under this Plan or the rules, regulations, and other requirements of any securities commission, the Exchange, and any applicable securities legislation, regulations, rules, policies or orders, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g) Conformity to Plan - In the event that an Award is granted which does not conform in all particulars with the provisions of this Plan, or purports to grant an Award on terms different from those set out in this Plan, the Award shall not be in any way void or invalidated, but the Award shall be adjusted to become, in all respects, in conformity with this Plan.

(h) Deductions - Whenever cash is to be paid in respect of Deferred Share Units, Restricted Share Units or Performance Share Units, the Company shall have the right to deduct from all cash payments made to a Participant any taxes required by law to be withheld with respect to such payments. Whenever Shares are to be delivered in respect of Deferred Share Units, Restricted Share Units or Performance Share Units, the Company shall have the right to deduct from any other amounts payable to the Participant any taxes required by law to be withheld with respect to such delivery of Shares, or if any payment due to the Participant is not sufficient to satisfy the withholding obligation, to require the Participant to remit to the Company in cash an amount sufficient to satisfy any taxes required by law to be withheld. At the sole discretion of the Board, a Participant may be permitted to satisfy the foregoing requirement by, all in accordance with the Policies of the Exchange, delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or a portion of the Shares and deliver to the Company from the sales proceeds an amount sufficient to pay the required withholding taxes.

(i) Evergreen Plan - Shares that were the subject of any Award made under this Plan that has been settled in cash, or that has been cancelled, terminated, surrendered, forfeited or has expired without being exercised, and pursuant to which no securities have been issued, may continue to be issuable under this Plan.

5.6 General Terms Applicable to Performance-Based Awards

(a) Performance Evaluation; Adjustment of Goals - At the time that a Performance-Based Award is first issued, the Board, in the Award Agreement or in another written document, shall specify whether performance will be evaluated including or excluding the effect of any of the following events that occur during the Performance Cycle or Restriction Period, as the case may be:

(i) judgments entered or settlements reached in litigation;

(ii) the write-down of assets;

(iii) the impact of any reorganization or restructuring;

(iv) the impact of changes in tax laws, accounting principles, regulatory actions or other laws affecting reported results;

(v) extraordinary non-recurring items as may be described in the Company's management's discussion and analysis of financial condition and results of operations for the applicable financial year;

(vi) the impact of any mergers, acquisitions, spin-offs or other divestitures; and

(vii) foreign exchange gains and losses.

(b) Adjustment of Performance-Based Awards - The Board shall have the sole discretion to adjust the determinations of the degree of attainment of the preestablished Performance Criteria or restrictions, as the case may be, as may be set out in the applicable Award Agreement governing the relevant Performance-Based Award. Notwithstanding any provision herein to the contrary, the Board may not make any adjustment or take any other action with respect to any Performance-Based Award that will increase the amount payable under any such Award. The Board shall retain the sole discretion to adjust Performance-Based Awards downward or to otherwise reduce the amount payable with respect to any Performance-Based Award.

SECTION 6
AMENDMENT AND TERMINATION

6.1 Amendments and Termination of this Plan

The Board may at any time or from time to time, in its sole and absolute discretion and without the approval of shareholders of the Company, amend, suspend, terminate or discontinue this Plan and may amend the terms and conditions of any Awards granted hereunder, subject to:

(a) any required disinterested shareholder approval to (i) reduce the exercise price of an Option issued to an Insider or (ii) to extend the term of an Option granted to an Insider, in either event in accordance with the policies of the Exchange while the Shares are listed on the Exchange;

(b) any required approval of any applicable regulatory authority or the Exchange; and

(c) any approval of shareholders of the Company as required by the rules of the Exchange or applicable law, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

(i) amendments of a "housekeeping nature"; and

(ii) amendments for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan.

If this Plan is terminated, prior Awards shall remain outstanding and in effect in accordance with their applicable terms and conditions.

6.2 Amendments to Awards

Subject to any required Exchange approval, the Board may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, or terminate, any Awards theretofore granted, prospectively or retroactively. No such amendment or alteration shall be made which would impair the rights of any Participant, without such Participant's consent, under any Award theretofore granted, provided that no such consent shall be required with respect to any amendment or alteration if the Board determines in its sole discretion that such amendment or alteration either:

(a) is required or advisable in order for the Company, this Plan or the Award to satisfy or conform to any law or regulation or to meet the requirements of Policy of the Exchange or any accounting standard; or

(b) is not reasonably likely to significantly diminish the benefits provided under such Award.

SECTION 7
GENERAL PROVISIONS

7.1 No Rights to Awards

No Person shall have any claim to be granted any Award under this Plan, or, having been selected to receive an Award under this Plan, to be selected to receive a future Award. There is no obligation for uniformity of treatment of Eligible Persons or Participants or beneficiaries of Awards under this Plan. The terms and conditions of Awards need not be the same with respect to each Participant.  The Company and each Eligible Person qualifying for an Award are and shall be responsible for ensuring and confirming that each recipient of an Award is a bona fide Eligible Person that qualifies to receive the applicable Award.

7.2 Withholding

The Company shall be authorized to withhold any payment due under any Award or under this Plan until the Participant has paid or made arrangements for the payment of the amount of any withholding taxes due in respect of an Award, its exercise, or any payment under such Award or under this Plan.

7.3 No Limit on Other Security-Based Compensation Arrangements

Nothing contained in this Plan shall prevent the Company or a Subsidiary from adopting or continuing in effect other Security-Based Compensation Arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

7.4 No Right to Employment

The grant of an Award shall neither constitute an employment contract nor be construed as giving a Participant the right to be retained in the employ of the Company, or to any other relationship with the Company. Further, the Company may at any time dismiss a Participant, free from any liability, or any claim under this Plan, unless otherwise expressly provided in this Plan or in an applicable Award Agreement.

7.5 No Right as Shareholder

Neither the Participant nor any representatives of a Participant's estate shall have any rights whatsoever as shareholders in respect of any Shares covered by such Participant's Options, RSUs, PSUs and/or DSUs until the date of issuance of a share certificate to such Participant or representatives of a Participant's estate for such Shares.

7.6 Governing Law

This Plan and all of the rights and obligations arising hereunder shall be interpreted and applied in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

7.7 Severability

If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of this Plan and any such Award shall remain in full force and effect.

7.8 No Trust or Fund Created

Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured creditor of the Company.

7.9 No Fractional Shares

No fractional Shares shall be issued or delivered pursuant to this Plan or any Award, and the Board shall determine whether cash, or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

7.10 Headings

Headings are given to the Sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

7.11 No Representation or Warranty

The Company makes no representation or warranty as to the value of any Award granted pursuant to this Plan or as to the future value of any Shares issued pursuant to any Award.

7.12 No Representations or Covenant with Respect to Tax Qualification

Although the Company may, in its discretion, endeavor to (i) qualify an Award for favourable Canadian tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under this Plan.

7.13 Conflict with Award Agreement

In the event of any inconsistency or conflict between the Policies of the Exchange, this Plan and an Award Agreement, the Policies of the Exchange shall govern for all purposes.  In the event of any inconsistency or conflict between the provisions of this Plan and an Award Agreement, the provisions of this Plan shall govern for all purposes.

7.14 Compliance with Laws

The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, as well as the Policies of the Exchange as in effect from time-to-time, and to such approvals by any governmental agencies or stock exchanges on which the Company is listed as may be required. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under this Plan prior to:

(a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective.

The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

SECTION 8
EFFECTIVE DATE OF THIS PLAN

8.1 Effective Date

This Plan shall become effective upon the date (the "Effective Date") of approval by the Board.

SECTION 9
TERM OF THIS PLAN

9.1 Term

This Plan shall terminate automatically 10 years after the Effective Date and may be terminated on any earlier date as provided in Section 6 hereof.